                                                  Filed pursuant to Rule 424B(5)
                                                      Registration No. 333-86057
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 13, 1999)


                     [HERITAGE PROPANE PARTNERS L.P. LOGO]


                             2,500,000 COMMON UNITS
                        HERITAGE PROPANE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                             $28.00 PER COMMON UNIT

                               ------------------

     We are selling 2,500,000 common units as described in this prospectus supplement and the accompanying prospectus. The underwriters named in this prospectus supplement may purchase up to 375,000 additional common units from us under certain circumstances.

     Our common units are traded on the New York Stock Exchange under the symbol "HPG." On July 26, 2001, the last reported sale price of our common units on the New York Stock Exchange was $28.00 per common unit.
                               ------------------
     INVESTING IN OUR COMMON UNITS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                                PER
                                                               COMMON
                                                                UNIT        TOTAL
                                                              --------   ------------
Public Offering Price                                         $  28.00   $ 70,000,000
Underwriting Discount                                         $   1.40   $  3,500,000
Proceeds to Heritage Propane Partners, L.P. (before
  expenses)                                                   $  26.60   $ 66,500,000

     The underwriters are offering the common units subject to various conditions. The underwriters expect to deliver the common units to purchasers on or about July 31, 2001.
                               ------------------

SALOMON SMITH BARNEY
               A.G. EDWARDS & SONS, INC.
                               DAIN RAUSCHER WESSELS
                                            FIRST UNION SECURITIES, INC.

July 26, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary...............................    S-1
Risk Factors................................................    S-8
Use of Proceeds.............................................    S-8
Capitalization..............................................    S-9
Distributions...............................................   S-10
Selected Financial Information..............................   S-11
Our Business................................................   S-13
Our Management..............................................   S-18
Description of Units........................................   S-21
Recent Tax Developments.....................................   S-25
Recently Issued Accounting Standards........................   S-26
Underwriting................................................   S-27
Legal Matters...............................................   S-28
Experts.....................................................   S-28
Forward Looking Statements..................................   S-29
Where You Can Find More Information.........................   S-30
Index to Financial Statements...............................    F-1

                            PROSPECTUS

Who We Are..................................................      2
About This Prospectus.......................................      2
Risk Factors................................................      3
Use of Proceeds.............................................     12
Ratio of Earnings to Fixed Charges..........................     12
Description of Common Units.................................     13
Description of Debt Securities..............................     15
Tax Considerations..........................................     25
Plan of Distribution........................................     40
Forward Looking Statements..................................     41
Where You Can Find More Information.........................     42
Legal Opinions..............................................     42
Experts.....................................................     43

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     THIS DOCUMENT IS IN TWO PARTS. THE FIRST PART IS THE PROSPECTUS SUPPLEMENT, WHICH DESCRIBES OUR BUSINESS AND THE SPECIFIC TERMS OF THIS COMMON UNIT OFFERING. THE SECOND PART, THE BASE PROSPECTUS, GIVES MORE GENERAL INFORMATION, SOME OF WHICH MAY NOT APPLY TO THIS OFFERING. GENERALLY, WHEN WE REFER ONLY TO THE "PROSPECTUS," WE ARE REFERRING TO BOTH PARTS COMBINED.

     IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE COMMON UNITS IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                                       (i)

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights some basic information from this prospectus supplement and the accompanying prospectus to help you understand the common units. It likely does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus and the other documents incorporated by reference to understand fully the terms of the common units, as well as assess the tax and other considerations that are important to you in making your investment decision. Capitalized terms used but not defined in this prospectus supplement have the meaning assigned to them in the accompanying prospectus. Throughout this prospectus supplement and the accompanying prospectus, we refer to ourselves, Heritage Propane Partners, L.P., as "we" or "us" or "our."

                        HERITAGE PROPANE PARTNERS, L.P.

WHO WE ARE

     We are the fourth largest retail marketer of propane in the United States, delivering approximately 350 million gallons a year to approximately 500,000 customers from over 250 customer service locations in 28 states. Our operations extend from coast to coast, with concentrations in the western, upper midwestern, northeastern and southeastern regions of the United States. We are a publicly traded Delaware limited partnership formed in conjunction with our initial public offering in June of 1996. Since the inception of our business in 1989, we have completed 81 acquisitions for an aggregate purchase price of approximately $549 million, including the transfer by U.S. Propane, L.P. of its propane operations to us for $181.4 million, plus working capital, in August 2000. The U.S. Propane transaction combined five of the nation's 50 largest retail propane operations.

     We maintain our principal executive offices at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137, and our telephone number is (918) 492-7272.

OUR STRUCTURE AND OWNERSHIP

     Our general partner is Heritage Holdings, Inc., which is a wholly owned subsidiary of U.S. Propane. U.S. Propane is a joint venture among the following four publicly traded southeastern utilities:

     - TECO Energy, Inc. is a diversified, energy-related holding company. One of TECO Energy's subsidiaries is Florida's largest natural gas distributor, serving more than 260,000 customers. Its other businesses include an electric utility that serves over 550,000 customers and an independent power company that builds, owns and operates electric generation facilities in the United States and Central America.

     - AGL Resources, Inc. is a regional energy holding company engaged in natural gas distribution, wholesale and retail energy services and building telecommunications infrastructure. AGL Resources' principal subsidiary is the second largest pure natural gas distributor in the United States, serving more than 1.5 million customers in Georgia and portions of Tennessee and Virginia.

     - Piedmont Natural Gas Company, Inc. is an energy and services company primarily engaged in the transportation, distribution and sale of natural gas. Piedmont Natural Gas Company is the second largest natural gas distributor in the Southeast, serving more than 690,000 customers in North Carolina, South Carolina and Tennessee.

     - Atmos Energy Corporation, which owns United Cities Propane Gas, Inc., is an energy and services company primarily engaged in natural gas distribution and nonregulated energy management and gas marketing services. Atmos Energy is the fifth largest pure natural gas distributor in the United States, serving approximately 1.4 million customers in 11 states.

     Following the offering, our board of directors, management and key supervisory employees will own an approximate 13.2% limited partner interest in us, which we believe helps align their interests with those of our public unitholders.

OUR BUSINESS STRATEGY

     Our goal is to increase unitholder distributions by being a low-cost, growth oriented retail propane distribution company. Our principal strategies for achieving this goal are:

     - Maintaining decentralized operations in order to foster an entrepreneurial corporate culture by:

      - Retaining billing, collection and pricing responsibilities at the local and regional levels

      - Aggressively managing operating and overhead costs

      - Rewarding our employees for achieving financial targets at the local level

     - Completing selective, accretive acquisitions with a focus on companies that:

      - Are located in geographical regions with higher-than-average population growth

      - Provide a high percentage of sales to residential customers

      - Have a strong reputation for quality customer service

      - Own a high percentage of the propane tanks used by their customers

     - Maintaining our strong financial position to support ongoing operations and fund our future growth

RECENT STRATEGIC DEVELOPMENTS

  Pending Acquisition of ProFlame

     In July 2001, we entered into definitive agreements to acquire the operations of ProFlame, Inc. and related propane distribution companies in California and Nevada, which we refer to collectively as "ProFlame." For its fiscal year ended August 31, 2000, ProFlame delivered approximately 25 million retail gallons of propane to over 32,000 customers. ProFlame's propane distribution network includes 20 customer service locations throughout California and Nevada, as well as 11 additional locations (sites) that are either rail car terminals and/or storage facilities located in areas such as the San Francisco Bay, San Joaquin Valley, Redding and Barstow, California, and in Reno and Las Vegas, Nevada. We believe the ProFlame acquisition will strengthen our presence in a number of high growth markets and provide additional geographical balance to our operations. We anticipate completing the acquisition of ProFlame by July 31, 2001, subject to customary closing conditions, and we expect the acquisition to be accretive to our cash flow per unit. We cannot assure you, however, that we will be able to close this acquisition within this time frame or at all.

     For additional information regarding our acquisition of ProFlame, please read the Unaudited Pro Forma Combined Financial Statements and the notes to those statements beginning on page F-2 of this prospectus supplement.

  Recent Acquisition of EnergyNorth Propane

     During February 2001, we purchased all the common stock of EnergyNorth Propane, Inc. from a subsidiary of Keyspan Corporation. EnergyNorth serves over 17,000 customers throughout New Hampshire, and its VGS Propane, LLC subsidiary serves over 10,000 customers in Vermont and New Hampshire. EnergyNorth, in combination with VGS Propane, delivered 22 million retail gallons of propane during its fiscal year ended September 30, 2000. The operations of EnergyNorth and VGS Propane, which we expect to be accretive to our cash flow per unit, significantly expand our operations in the northern New England marketplace and will further diversify our national presence.

  New Field Technologies

     Telemetry. We recently purchased 10,000 telemetry units from LPG Central, Inc. These units allow us to monitor the levels of propane in our customers' tanks from our customer service locations. We plan to use the telemetry units to monitor the tank levels of our customers whose propane needs are not directly related to temperature changes, such as our commercial, industrial and agricultural customers. We believe that use of the telemetry units to monitor these customers' tanks will reduce our delivery costs by allowing us to deliver optimal quantities of propane when their tanks reach certain levels.

     Mapping. We are currently testing mapping computer software that routes our propane deliveries by the shortest driving distance at ten of our customer service locations. We expect to expand testing of the software to additional customer service locations and to fully implement the software once we have assessed the efficiencies that the software provides and selected a provider. We anticipate that use of the software will reduce our delivery costs and reduce the overtime worked by our delivery personnel.

RECENT FINANCIAL DEVELOPMENTS

  Recent Operating Results

     We achieved record operating and financial results during the nine months ended May 31, 2001. The increases in our operating and financial results during the nine months ended May 31, 2001 as compared to the results for Predecessor Heritage for the same period in the prior year were principally due to the U.S. Propane transaction, which occurred in August 2000, additional acquisitions this fiscal year and favorable winter weather conditions during this past heating season. The transaction with U.S. Propane and the additional acquisitions we completed this fiscal year affect the comparability of the nine months ended May 31, 2001 and 2000, because the volumes and results of operations for the nine months ended May 31, 2001 include the volumes and results of the operations we acquired in those transactions. Predecessor Heritage refers to the propane operations of Heritage Propane Partners, L.P. prior to the U.S. Propane transaction. Although we were the surviving legal entity of the U.S. Propane transaction, U.S. Propane's propane operations were the acquiring entity for accounting purposes.

     For the nine months ended May 31, 2001, our EBITDA increased 130.7% to $98.3 million as compared to $42.6 million for the same period in the prior year, and retail gallons sold increased 82.3% to 282.8 million as compared to
155.1 million for the same period in the prior year. Net income for the nine months ended May 31, 2001 was $39.4 million, or $2.97 per limited partner unit, as compared to $14.0 million, or $1.43 per limited partner unit, for the same period in the prior year. Operating expenses for the nine months ended May 31, 2001 were $96.0 million as compared to $45.7 million for the same period in the prior year.

  Increases in Cash Distributions

     Effective with our distribution for the quarter ended May 31, 2001, which we made on July 16, 2001, we increased our quarterly cash distribution to $0.6125 from $0.60 per common unit. This was our fourth consecutive quarterly increase in cash distributions. These increases reflect the successful implementation of our strategies of keeping costs low while completing and successfully integrating accretive acquisitions. Based on the most recent distribution for the quarter ended May 31, 2001, our annualized distribution is now $2.45 per common unit.

  Issuance of Fixed Rate Senior Secured Notes

     On May 24, 2001, we issued $70 million of our fixed rate senior secured notes. The notes were sold to a group of institutional lenders and have 7-, 12- and 15-year final maturities with an average coupon of 7.66%. The notes were rated BBB, an investment grade rating, by Fitch IBCA, Duff & Phelps. We used the net proceeds from the notes to repay the balance outstanding under our senior revolving acquisition facility and to reduce other debt. We issued the notes under our 2000 Note Purchase Agreement, which provided for the issuance of up to $250 million of notes and under which we had issued $180 million of notes in August 2000.

  Extension of Credit Facilities

     On July 16, 2001, we amended our senior revolving working capital facility to extend its expiration date from June 30, 2002 to June 30, 2004, and we amended our senior revolving acquisition facility to extend its initial expiration date from December 31, 2001 to December 31, 2003, at which time the facility will convert to a term loan payable in quarterly installments with a final maturity of June 30, 2006. As of June 30, 2001 (and before our acquisition of ProFlame), we had $55.1 million available under our working capital facility and $48.5 million available under our acquisition facility.

  Conversion of Remaining Subordinated Units and End of Subordination Period

     As of July 6, 2001, all of the outstanding subordinated units converted into common units, ending the subordination period under our partnership agreement. All of the subordinated units were held by our general partner and were a separate class of limited partner interests in our partnership that were subordinated to the rights of holders of common units. The conversions of the subordinated units occurred and the subordination period ended because we met specified cash performance and distribution requirements under our partnership agreement. The common units issued upon conversion of the subordinated units share equally with other common units in distributions of available cash and vote as a class with the other common units. As a result of the end of the subordination period, the common unitholders no longer have the right to approve any issuance of common units or units senior to the common units. There are 1,382,514 Class B subordinated units that were issued in connection with the U.S. Propane transaction that remain outstanding. Please read "Description of Units -- Class B Subordinated Units."

                                 OUR STRUCTURE

     The following chart depicts our organization and ownership structure after giving effect to the offering of 2,500,000 common units described in this prospectus. The percentages in the organization chart represent the approximate ownership interest in our partnership and our operating partnership individually and not on a combined basis, unlike the other presentations in this prospectus.

                                    [CHART]
---------------

(1) The members of U.S. Propane L.L.C. and their membership interests are as follows:

- TECO Propane Ventures, LLC................................   38.0%
- AGL Energy Corporation....................................   22.3%
- Piedmont Propane Company..................................   20.7%
- United Cities Propane Gas, Inc. ..........................   19.0%
                                                              -----
                                                              100.0%

(2) Does not include approximately 171,868 common units issuable to our general partner in connection with our planned acquisition of ProFlame.

(3) Includes common units held by our board of directors, management and key supervisory employees which, with the Class B subordinated units they hold, represent an approximate 13.2% limited partner interest in our partnership.

(4) All of the Class B subordinated units are held by members of our board of directors or management.

                                  THE OFFERING

Securities offered by us............     2,500,000 common units

Price...............................     $28.00 per common unit

Units to be outstanding immediately
after the offering(1)...............     14,155,667 common units and 1,382,514
                                         class B subordinated units. If the
                                         underwriters exercise in full their
                                         over-allotment option, we will issue an
                                         additional 375,000 common units, which
                                         will result in 14,530,667 common units
                                         outstanding.

Use of proceeds.....................     We expect to use approximately $45
                                         million of the estimated $65.9 million
                                         of net proceeds of this offering to
                                         reduce indebtedness under our senior
                                         revolving acquisition facility,
                                         substantially all of which will be
                                         incurred in our planned acquisition of
                                         ProFlame. We will use the balance of
                                         the net proceeds for general
                                         partnership purposes, including future
                                         acquisitions and repayment of debt. If
                                         we do not complete the acquisition of
                                         ProFlame before the closing of this
                                         offering, the net proceeds will be
                                         invested in short term, investment
                                         grade, interest-bearing securities
                                         until the completion of the
                                         acquisition. If we do not complete the
                                         acquisition of ProFlame after the
                                         closing of this offering, we will use
                                         the net proceeds for general
                                         partnership purposes.

New York Stock Exchange symbol......     HPG
---------------

(1) Does not include approximately 171,868 common units issuable to our general partner in connection with our planned acquisition of ProFlame.

                               TAX CONSIDERATIONS

     The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units, please read "Tax Considerations" beginning on page 25 of the accompanying prospectus. For a description of recent federal income tax developments, please read "Recent Tax Developments" on page S-25 of this prospectus supplement. You should consult your own tax advisor about the federal, state and local tax consequences applicable to your circumstances.

     We estimate that a purchaser of common units in this offering who holds the units through the record date for the quarter ended December 31, 2003 will be allocated an amount of federal taxable income for that period that will be less than 20% of the amount of cash distributed to the unitholder with respect to that period. We further estimate that after the quarter ended December 31, 2003, the taxable income allocable to the unitholders will constitute an increasing percentage of the cash distributed to unitholders. These estimates are based on the assumption that our available cash for distribution will approximate the amount required to distribute cash to the holders of the common units and the class B subordinated units in an amount equal to the quarterly distribution for the quarter ended May 31, 2001 of $0.6125 per unit and other assumptions regarding capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, the estimates may not be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the units. Taxable income will be allocated to purchasers of common units in this offering from the date of purchase, but cash distributions will not be made on the common units purchased in this offering until on or about October 15, 2001.

                                  RISK FACTORS

     The common units offered by this prospectus may involve a high degree of risk. You should read carefully the discussion of the material risks relating to an investment in the common units beginning on page 3 of the accompanying prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $65.9 million from the sale of the common units, or $75.9 million if the underwriters' over-allotment option is exercised in full, in each case, after deducting underwriting discounts and commissions and offering expenses. We expect to use approximately $45 million of these net proceeds to reduce indebtedness under our senior revolving acquisition facility, substantially all of which will be incurred in our planned acquisition of ProFlame. We will use the balance of the net proceeds for general partnership purposes, including future acquisitions and repayment of debt under our working capital facility. If we do not complete the acquisition of ProFlame before the closing of this offering, the net proceeds will be invested in short term, investment grade, interest-bearing securities until the completion of the acquisition. If we do not complete the acquisition of ProFlame after the closing of this offering, we will use the net proceeds for general partnership purposes.

     As of June 30, 2001, we had $1.5 million outstanding under our senior revolving acquisition facility bearing interest at a rate of approximately 6.5% per annum with a final maturity of June 30, 2006.

                                 CAPITALIZATION

     The following table sets forth our historical, pro forma and as adjusted capitalization as of May 31, 2001. The pro forma information gives effect to our acquisition of ProFlame. The as adjusted information gives effect to (i) the offering of common units at $28.00 per unit, (ii) the application of the net proceeds of the offering in the manner we describe under "Use of Proceeds" and
(iii) the capital contribution of our general partner to maintain its aggregate 2% general partner interest in us and Heritage Operating, L.P., our operating subsidiary, in connection with the issuance of additional common units.

     This table should be read in conjunction with our historical financial statements and the notes to those financial statements that are incorporated by reference in this prospectus.

                                                               AS OF MAY 31, 2001
                                                         ------------------------------
                                                                      PRO         AS
                                                          ACTUAL     FORMA     ADJUSTED
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Cash...................................................  $  4,471   $  4,570   $ 26,443
                                                         ========   ========   ========
Long-term debt:
  8.55% Senior Secured Notes...........................  $120,000   $120,000   $120,000
  Medium Term Note Program -- Senior Secured Notes,
     Series A-E........................................    45,571     45,571     45,571
  Senior Secured Promissory Notes, Series A-I..........   250,000    250,000    250,000
  Senior Revolving Acquisition Facility................     1,500     45,438         --
  Other................................................    17,334     24,584     24,584
                                                         --------   --------   --------
          Total long-term debt, including current
            maturities.................................   434,405    485,593    440,155
                                                         --------   --------   --------
Minority interests.....................................     5,203      5,253      5,975
                                                         --------   --------   --------
Partners' capital:
  Common unitholders...................................   120,282    125,094    190,969
  Subordinated unitholders(1)..........................    25,464     25,464     25,464
  Class B subordinated unitholders.....................    18,207     18,207     18,207
  General partner......................................     1,341      1,390      2,104
  Accumulated other comprehensive income...............    (2,738)    (2,738)    (2,738)
                                                         --------   --------   --------
          Total partners' capital......................   162,556    167,417    234,006
                                                         --------   --------   --------
          Total capitalization.........................  $602,164   $658,263   $680,136
                                                         ========   ========   ========

---------------

(1) These subordinated units converted into common units under the terms of our partnership agreement on July 6, 2001. Please read "Description of Units -- Subordinated Units."

                                 DISTRIBUTIONS

     The following table sets forth quarterly declared cash distributions on our common units for the quarter with respect to which they were payable:

                                                    DISTRIBUTIONS DECLARED
                                                      PER COMMON UNIT(1)
                                                    ----------------------
2001 Fiscal Year
  Third Quarter ended May 31, 2001...............          $0.6125
  Second Quarter ended February 28, 2001.........           0.6000
  First Quarter ended November 30, 2000..........           0.5875
2000 Fiscal Year
  Fourth Quarter ended August 31, 2000...........          $0.5750
  Third Quarter ended May 31, 2000...............           0.5625
  Second Quarter ended February 29, 2000.........           0.5625
  First Quarter ended November 30, 1999..........           0.5625
1999 Fiscal Year
  Fourth Quarter ended August 31, 1999...........          $0.5625
  Third Quarter ended May 31, 1999...............           0.5625
  Second Quarter ended February 28, 1999.........           0.5625
  First Quarter ended November 30, 1998..........           0.5125

---------------

(1) For each quarter, an identical cash distribution was paid on all outstanding subordinated units and, beginning with the fourth quarter of 2000, all outstanding class B subordinated units, as applicable.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth, for the periods and as of the dates indicated, selected historical financial and operating data for Heritage Propane Partners, L.P. Predecessor Heritage refers to the propane operations of Heritage Propane Partners, L.P. prior to the transaction with U.S. Propane. The selected historical, financial and operating data should be read in conjunction with the financial statements of Heritage Propane Partners, L.P. and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus. The amounts in the table below, except per unit data, are in thousands.

                                                                                         NINE MONTHS
                                    YEAR ENDED        YEAR ENDED       PERIOD ENDED         ENDED
                                  AUGUST 31, 1998   AUGUST 31, 1999   AUGUST 9, 2000    MAY 31, 2000     NINE MONTHS
                                   (PREDECESSOR      (PREDECESSOR      (PREDECESSOR     (PREDECESSOR        ENDED
                                     HERITAGE)         HERITAGE)       HERITAGE)(F)       HERITAGE)     MAY 31, 2001
                                  ---------------   ---------------   ---------------   -------------   -------------
                                                                                                 (UNAUDITED)
STATEMENT OF OPERATING DATA:
Revenues.........................    $185,987          $184,020          $242,491         $211,274        $624,757
Gross profit(a)..................      89,103            96,753           101,746           91,697         206,012
Depreciation and amortization....      13,680            14,749            17,143           13,624          30,322
Operating income.................      22,929            24,567            23,475           27,415          65,679
Interest expense.................      14,599            15,915            17,664           14,094          26,423
Income before income taxes and
  minority interest..............       9,266            10,116             6,936           14,499          40,883
Net income.......................       8,790             9,662             6,504           13,965          39,448
General partner's interest in net
  income.........................          88                97                65              140             849
Limited partners' interest in net
  income.........................       8,702             9,565             6,439           13,825          38,599
Basic net income per limited
  partner unit...................        1.04              1.11              0.66             1.43            2.97
Diluted net income per limited
  partner unit...................        1.04              1.11              0.66             1.42            2.97
Basic weighted average number of
  limited partner units
  outstanding....................       8,332             8,589             9,713            9,651          12,981
Diluted weighted average number
  of limited partner units
  outstanding....................       8,365             8,646             9,788            9,726          13,012
CASH DISTRIBUTIONS DECLARED PER
  UNIT:
Limited partner unit(b)..........    $   2.00          $   2.20          $   1.69         $   1.69        $   1.80
OPERATING AND OTHER FINANCIAL
  DATA:
EBITDA(c)........................    $ 37,792          $ 41,047          $ 42,373         $ 42,590        $ 98,300
Net cash provided by operating
  activities.....................      24,532            23,613            14,144           19,774          51,347
Net cash used in investing
  activities.....................     (27,124)          (30,799)          (58,283)         (56,946)        (71,505)
Net cash provided by financing
  activities.....................       2,404             7,028            44,587           39,699          19,784
Capital expenditures(d)
  Maintenance and growth.........       9,359            14,974            12,931           10,877          17,417
  Acquisition....................      23,276            17,931            46,801           46,803          48,789
Retail propane gallons sold......     146,747           159,938           170,891          155,101         282,834

                                                               AUGUST 31,
                                                     ------------------------------   MAY 31,
                                                       1998       1999       2000       2001
                                                     --------   --------   --------   --------
BALANCE SHEET DATA:
Current assets.....................................  $ 26,257   $ 29,267   $ 84,869   $105,592
Property, plant and equipment, net.................   139,490    155,219    339,366    371,499
Total assets.......................................   239,964    262,958    615,779    676,403
Current liabilities................................    35,444     47,492    102,212     77,816
Long-term debt, less current maturities............   177,431    196,216    361,990    430,828
Partners' capital(e)...............................    27,089     19,062    146,756    162,556

---------------

(a) Gross profit is computed by reducing total revenue by the direct cost of the products sold.

(b) Amounts shown represent declared cash distributions on our common units for the period with respect to which they were payable.

(c) EBITDA is defined as operating income plus non-cash compensation, depreciation and amortization (including the EBITDA of investees). EBITDA does not include the EBITDA of the minority interest in M-P Energy Partnership, a Canadian partnership in which we own a 60% interest. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating our ability to make the minimum quarterly distributions provided for in our partnership agreement. EBITDA is not a calculation based on generally accepted accounting principles. Investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

(d) Capital expenditures fall generally into three categories: (i) maintenance capital expenditures, which include expenditures for repairs that extend the life of the assets and replacement of property, plant and equipment,
     (ii) growth capital expenditures, which include expenditures for purchases of new propane tanks and other equipment and technology to facilitate retail customer base expansion, and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations and the portion of the purchase price allocated to intangibles associated with such acquired business.

(e) Partners' capital is anticipated to decrease to the extent depreciation and amortization exceeds maintenance capital expenditure requirements.

(f) The period ended August 9, 2000 represents approximately 11 months of operations of Predecessor Heritage from September 1, 1999 through August 9, 2000.

                                  OUR BUSINESS

GENERAL

     We are a publicly traded Delaware limited partnership and the fourth largest retail marketer of propane in the United States, delivering approximately 350 million gallons a year to approximately 500,000 customers from over 250 customer service locations in 28 states. Our operations extend from coast to coast, with concentrations in the western, upper midwestern, northeastern and southeastern regions of the United States.

     We have grown primarily through acquisitions of retail propane operations and, to a lesser extent, through internal growth. Since the inception of our business in 1989 until August 9, 2000, we completed 70 acquisitions for an aggregate purchase price of approximately $297 million. On August 10, 2000, U.S. Propane transferred its propane operations to us for $181.4 million, plus working capital of approximately $11.4 million. This transaction combined five of the nation's 50 largest retail propane operations.

     Since our transaction with U.S. Propane in August 2000, we have completed ten additional acquisitions for an aggregate purchase price of approximately $59 million, which have added approximately 35 million retail gallons annually and increased our customer base by approximately 49,000 customers. Furthermore, we have entered into definitive agreements to acquire ProFlame, Inc. and related propane distribution companies in California and Nevada, which together delivered approximately 25 million retail gallons for the fiscal year ended August 31, 2000 to over 32,000 customers. The following table sets forth certain retail propane statistics about these acquisitions and the pending ProFlame acquisition:

                                                                                APPROXIMATE
                            LOCATION(S) OF                                        RETAIL
COMPANY(1)                    OPERATIONS      ACQUISITION DATE   CUSTOMERS(2)   GALLONS(3)
----------                  ---------------   ----------------   ------------   -----------
ProFlame, Inc.(4).........  California and       Expected           32,600      25,000,000
                                Nevada         July 31, 2001
Foust Fuels, Inc. ........    Mebane, NC         May 2001            3,300       2,375,000
Aubrey H. Efird Company,
  Inc. ...................  Albermarle, NC       May 2001            2,400       1,850,000
EnergyNorth Propane,
  Inc.(5).................   New Hampshire     February 2001        27,000      22,000,000
                              and Vermont
Kirby's Propane Gas,
  Inc. ...................    Camden, TN       January 2001          1,300         780,000
Adams LP Gas of Lake City,
  Inc. ...................   Lake City, FL     November 2000         1,700         675,000
Truett's Propane
  Service.................  Albuquerque, NM    November 2000           900       1,028,000
Grenier Gas Company.......   Waterbury, VT    September 2000         1,500         765,000
Paradee Gas Co............     Dover, DE      September 2000         7,800       4,170,000
Lewis Gas Company.........  Huntingdon, TN      August 2000          1,200         940,000
TriGas Company............     Paris, TN        August 2000          1,200         720,000
                                                                    ------      ----------
          Total...........
                                                                    80,900      60,303,000
                                                                    ======      ==========

---------------

(1) Operating name of acquired company as of acquisition date.

(2) Approximate number of customers as of acquisition date.

(3) Represents normalized retail gallons sold based on the twelve-month period preceding the acquisition date.

(4) Includes related companies.

(5) Includes VGS Propane, LLC.

PRODUCTS, SERVICES AND MARKETING

     We distribute propane through our nationwide retail distribution network of over 250 customer service locations in 28 states. We also refer to these customer service locations as "district locations" and the areas they serve as "districts." Typically, district locations are located in suburban and rural areas where natural gas is not readily available. Districts generally consist of a one to two acre parcel of land, an office, a small warehouse and service facility, a dispenser and one or more 18,000 to 30,000 gallon storage tanks.

     We own, through our subsidiaries, a 60% interest in M-P Energy Partnership, a Canadian partnership that supplies us propane as described below under "-- Propane Supply and Storage." When we refer to or give information regarding our domestic operations, we are excluding amounts attributable to M-P Energy Partnership, unless we indicate otherwise in this prospectus.

     Propane use falls into three broad categories: (i) residential applications, (ii) industrial, commercial and agricultural applications and
(iii) other retail applications, including motor fuel sales. Approximately 96% of our domestic propane gallons sold in the nine months ended May 31, 2001 were to retail customers (59% to residential customers, 28% to industrial, commercial and agricultural customers and 13% to motor fuel and other retail customers), and approximately 4% were to wholesale customers. Sales to residential customers in the nine months ended May 31, 2001 represented approximately 57% of total domestic gallons sold and 66% of our domestic propane margin. Residential sales have a greater profit margin and a more stable customer base than other markets that we serve. No single customer accounted for 10% or more of our revenues for the nine months ended May 31, 2001. Approximately 80% of our domestic retail propane volume and 92% of our EBITDA in the nine months ended May 31, 2001 were attributable to sales during the peak heating season from October 2000 through March 2001, as many customers use propane for heating purposes. We estimate that approximately 69% of our domestic retail propane volume and 92% of our EBITDA for the twelve months ended August 31, 2001 will be attributable to sales during the peak heating season from October 2000 through March 2001.

     Residential customers use propane primarily for space and water heating. Industrial customers use propane primarily as fuel for forklifts and stationary engines, to fire furnaces, as a cutting gas, in mining operations and in other process applications. Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control. Other retail uses include motor fuel for cars and trucks, outdoor cooking and other recreational uses, resale and sales to state and local governments.

     Propane is generally transported from refineries, pipeline terminals, leased storage facilities and coastal terminals by rail or truck transports to our district locations where it is unloaded into storage tanks. In order to make a retail delivery of propane to a customer, a bobtail delivery truck is loaded with propane from the storage tank. Propane is then pumped from the bobtail truck, which generally holds 2,500 to 3,000 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these customer tanks ranges from approximately 100 gallons to 1,200 gallons, with a typical tank having a capacity of 100 to 300 gallons in milder climates and from 500 to 1,000 gallons in colder climates. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When we deliver these cylinders to customers, we pick up empty cylinders for refilling at our distribution locations or refill the cylinders in place. We also deliver propane to certain other bulk end users of propane in tractor-trailers known as transports, which typically have an average capacity of approximately 10,500 gallons. End users receiving transport deliveries include industrial customers, large-scale heating accounts, mining operations, and large agricultural accounts.

     We encourage our customers whose propane needs are temperature sensitive to implement a regular delivery schedule by, in some cases, charging extra for non-scheduled deliveries. Many of our residential customers receive their propane supply pursuant to an automatic delivery system that eliminates the customer's need to make an affirmative purchase decision and allows for more efficient route scheduling and maximization of volumes delivered. We also sell, install and service equipment related to our propane distribution business, including heating and cooking appliances, from our district locations.

     The propane business is very seasonal with weather conditions significantly affecting demand for propane. We believe that the geographic diversity of our operations helps to minimize our nationwide exposure to regional weather. Although overall demand for propane is affected by climate, changes in price and other factors, we believe our business to be relatively stable, due to the following characteristics:

     - residential and commercial demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases,

     - loss of customers to competing energy sources has historically been low,

     - the tendency of customers to remain with us due to the fact that the product is delivered pursuant to a regular delivery schedule and to our ownership of over 87% of the storage tanks used by our customers, and

     - our historic ability to more than offset customer losses through internal growth of our customer base in existing markets.

Since home heating usage is the most sensitive to temperature, residential customers account for the greatest usage variation due to weather. Variations in the weather in one or more regions in which we operate can significantly affect the total volume of propane we sell, the margins we realize and, consequently, our results of operations. We believe that sales to the commercial and industrial markets, while affected by economic patterns, are not as sensitive to variations in weather conditions as sales to residential and agricultural markets.

PROPANE SUPPLY AND STORAGE

     Supplies of propane from our sources historically have been readily available. We purchase propane from over 50 oil companies and natural gas processors at numerous supply points located in the United States and Canada. In the nine months ended May 31, 2001, Enterprise Products Operating L.P. and Dynegy Liquids Marketing and Trade provided approximately 22% and 19% of our total propane supply, respectively. In addition, M-P Oils, Ltd., one of our wholly owned subsidiaries, procured 21% of our total propane supply during the nine months ended May 31, 2001. M-P Oils holds a 60% interest in M-P Energy Partnership, a Canadian partnership that buys and sells propane for its own account and supplies us propane in the northern United States.

     We believe that, if supplies from Enterprise and Dynegy were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations. Aside from Enterprise and Dynegy, no single ultimate supplier provided more than 10% of our total propane supply during the nine months ended May 31, 2001. We believe that our diversification of suppliers will enable us to purchase all of our supply needs at market prices if supplies are interrupted from any of the sources without a material disruption of our operations.

     We typically enter into one-year supply agreements subject to annual renewal. The percentage of our contract purchases varies from year to year. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major delivery or storage points, and some contracts include a pricing formula that typically is based on these market prices. Most of these agreements provide maximum and minimum seasonal purchase guidelines. We receive our supply of propane principally through railroad tank cars and common carrier transport trucks.

     Because our profitability is sensitive to changes in wholesale propane costs, we generally seek to pass on increases in the cost of propane to customers. We have generally been successful in maintaining retail gross margins on an annual basis despite changes in the wholesale cost of propane, but there is no assurance that we will always be able to pass on product cost increases fully, particularly when product costs rise rapidly. Consequently, our profitability will be sensitive to changes in wholesale propane prices.

     We lease space in storage facilities in Michigan, Mississippi, North Carolina and Arizona and smaller storage facilities in other locations and have rights to use storage facilities in additional locations when we

"pre-buy" products from these sources. We believe that we have adequate third party storage to take advantage of supply purchasing advantages as they may occur from time to time. Access to storage facilities allows us to buy and store large quantities of propane during periods of low demand, which generally occur during the summer months, helping to ensure a more secure supply of propane during periods of intense demand or price instability.

PRICING POLICY

     Pricing policy is an essential element in the marketing of propane. We rely on regional management to set prices based on prevailing market conditions and product cost, as well as local management input. All regional managers are advised regularly of any changes in the posted price of the district's propane suppliers. In most situations, we believe that our pricing methods will permit us to respond to changes in supply costs in a manner that protects our gross margins and customer base, to the extent possible. In some cases, however, our ability to respond quickly to cost increases could occasionally cause our retail prices to rise more rapidly than those of our competitors, possibly resulting in a loss of customers.

BILLING AND COLLECTION PROCEDURES

     Customer billing and account collection responsibilities are handled at the local level. We believe that this decentralized approach is beneficial because

     - the customer is billed on a timely basis,

     - the customer is more apt to pay a "local" business,

     - cash payments are received more quickly, and

     - local personnel have a current account status available to them at all times to answer customer inquiries.

PROPERTIES

     We operate bulk storage facilities at over 250 customer service locations. We own substantially all these facilities and have entered into long-term leases for those we do not own. We believe that the increasing difficulty associated with obtaining permits for new propane distribution locations makes our high level of site ownership and control a competitive advantage. We own approximately 31 million gallons of above ground storage capacity at our various plant sites and have leased an aggregate of approximately 50 million gallons of underground storage facilities in Michigan, Mississippi, South Carolina, Arizona, Missouri and Texas. We do not own or operate any underground storage facilities (excluding customer and local distribution tanks) or pipeline transportation assets (excluding local delivery systems).

     We also own 50% of Bi-State Propane, a California general partnership that conducts business in California and Nevada. Bi-State Propane operates nine locations that are included on a gross basis in our site counts and in all site, customer and other property descriptions contained in this prospectus.

     The transportation of propane requires specialized equipment. The trucks and railroad tank cars used for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of May 31, 2001, we utilized 32 transport truck tractors, 34 transport trailers, 7 railroad tank cars, 918 bobtails and 1,138 other delivery and service vehicles, all of which we own. As of May 31, 2001, we owned approximately 410,000 customer storage tanks with typical capacities of 120 to 1,000 gallons. These customer storage tanks serve as collateral to secure our obligations under borrowings from banks and noteholders.

     We own and utilize a variety of trademarks and tradenames, including "Heritage Propane." We believe that our strategy of retaining the names of the companies we acquire has maintained the local identification of these companies and has been important to the continued success of these businesses. We regard our trademarks, tradenames and other proprietary rights as valuable assets and believe that they have significant value in the marketing of our products.

TRADING AND HEDGING ACTIVITIES

     Commodity price risk arises from the risk of price changes in the propane inventory that we buy and sell. The market price of propane is often subject to volatile changes as a result of supply or other market conditions over which we have no control. We attempt to minimize the effects of market price fluctuations for our propane supply through trading activities and by entering into specified financial contracts. Our trading activities include both purchases and sales of product supply.

     The financial contracts that we enter into are often referred to as swap instruments. The swap instruments are contractual agreements to exchange obligations of money between the buyer and seller of the instruments as propane volumes during the pricing period are purchased. The swaps are tied to a fixed price bid by the buyer and a floating price determination for the seller based on certain indices at the end of the relevant trading period. We enter into these swap instruments to hedge the projected propane volumes to be purchased during each of the one-month periods during the projected heating season. We take an active role in managing and controlling the risks inherent in our trading and hedging activities by utilizing a variety of techniques, including routine reporting to senior management, periodic monitoring procedures and credit policies. However, our portfolio is subject to inherent risks resulting from changing market conditions and from nonperformance by suppliers, customers or financial counterparties to a contract.

ENVIRONMENTAL MATTERS RELATING TO PENDING PROFLAME ACQUISITION

     ProFlame has received from the Environmental Protection Agency (EPA) an information request letter with respect to property owned by ProFlame concerning the Newmark groundwater contamination Superfund site in San Bernardino, California. However, assuming we complete the acquisition of ProFlame, we do not expect that any subsequent developments related to this information request will have a material adverse effect on our results of operations or financial condition.

                                 OUR MANAGEMENT

     As is commonly the case with publicly-traded master limited partnerships, we are managed and operated by the officers and directors of our general partner. Substantially all of our personnel are employees of our general partner. The following table sets forth specified information regarding the executive officers and directors of our general partner. Directors are elected annually by our general partner's sole shareholder, U.S. Propane, and hold office until their successors are duly elected and qualified. Each executive officer named in the following table has been elected to serve until his successor is duly appointed or elected or until his earlier death, removal or resignation from office. There are no family relationships between any of the directors or any of the executive officers or between any of the executive officers and any of the directors.

NAME                                        AGE          POSITION WITH GENERAL PARTNER
----                                        ----         -----------------------------
James E. Bertelsmeyer.....................    59   Chairman of the Board and Director
H. Michael Krimbill.......................    47   President, Chief Executive Officer and
                                                   Director
R. C. Mills...............................    63   Executive Vice President and Chief
                                                   Operating Officer
Larry J. Dagley...........................    53   Vice President, Chief Financial Officer,
                                                     Secretary & Treasurer
Bradley K. Atkinson.......................    46   Vice President of Corporate Development
Mark A. Darr..............................    41   Vice President -- Southern Operations
Thomas H. Rose............................    56   Vice President -- Northern Operations
Curtis L. Weishahn........................    48   Vice President -- Western Operations
Bill W. Byrne.............................    71   Director
J. Charles Sawyer.........................    65   Director
Stephen L. Cropper........................    51   Director
J. Patrick Reddy..........................    48   Director
Tom S. Hawkins, Jr. ......................    45   Director
Royston K. Eustace........................    59   Director
William N. Cantrell.......................    48   Director
Ware F. Schiefer..........................    63   Director
Clayton H. Preble.........................    53   Director
David J. Dzuricky.........................    49   Director
Paul R. Shlanta...........................    44   Director

     Mr. Bertelsmeyer has over 25 years of experience in the propane industry, including six years as President of Buckeye Gas Products Company, at the time the nation's largest retail propane marketer. Mr. Bertelsmeyer served as Chief Executive Officer of Heritage Holdings since its formation until the election of Mr. Krimbill in March 2000. Mr. Bertelsmeyer began his career with Conoco Inc. where he spent ten years in positions of increasing responsibility in the pipeline and gas products departments. Mr. Bertelsmeyer has been a director of the National Propane Gas Association for the past 24 years and is a former president of the National Propane Gas Association.

     Mr. Krimbill was Treasurer of a publicly traded, fully integrated oil company prior to joining Heritage Holdings as Vice President and Chief Financial Officer in 1990. Mr. Krimbill was promoted to President of Heritage Holdings in April 1999 and to Chief Executive Officer in March 2000. Mr. Krimbill is a director of the National Propane Gas Association.

     Mr. Mills has over 40 years of experience in the propane industry. Mr. Mills joined Heritage Holdings in 1991 as Executive Vice President and Chief Operating Officer. Prior to joining Heritage Holdings, Mr. Mills spent 25 years with Texgas Corporation and its successor, Suburban Propane, Inc. At the time he left Suburban in 1991, Mr. Mills was Vice President of Supply and Wholesale.

     Mr. Dagley became Heritage Holdings' Vice President and Chief Financial Officer in August 2000, following the transaction with U.S. Propane. Prior to joining Heritage Holdings, Mr. Dagley was Chief

Operating Officer of U.S. Propane, LLC for approximately three months during its transition in the transaction between U.S. Propane and us. Prior to that time, Mr. Dagley served as Executive Vice President and Chief Financial Officer of Atmos Energy Corporation, a Dallas-based gas distribution company, from May 1997 until April 2000, and Senior Vice President and Chief Financial Officer of Pacific Enterprises, a California-based holding company whose primary subsidiary is Southern California Gas Company, from August 1995 until April 1997.

     Mr. Atkinson joined Heritage Holdings in April 1998 as Vice President of Administration. Prior to joining Heritage Holdings, Mr. Atkinson spent 12 years with MAPCO/Thermogas, eight of which were spent in the acquisitions and business development of Thermogas. Mr. Atkinson was promoted to Vice President of Corporate Development in August 2000.

     Mr. Darr has 17 years of experience in the propane industry. Mr. Darr joined Heritage Holdings in 1991 and has held various positions including District Manager and Vice President and Regional Manager before his election to Vice President -- Southern Operations, in August 2000. Prior to joining Heritage Holdings, Mr. Darr held various positions with Texgas Corporation, and its successor, Suburban Propane. He is currently serving as President of the Florida Propane Gas Association and is the Florida Director of the National Propane Gas Association.

     Mr. Rose has 26 years of experience in the propane industry. Mr. Rose joined Heritage Holdings in November 1994 as Vice President and Regional Manager. Prior to joining Heritage Holdings, Mr. Rose held Regional Manager positions with Texgas Corporation, its successor, Suburban Propane, and later Vision Energy of Florida. Mr. Rose was appointed Vice President -- Northern Operations in August 2000.

     Mr. Weishahn has 24 years of experience in the propane industry. Mr. Weishahn joined Heritage Holdings in 1995 as Vice President and Regional Manager and was elected Vice President -- Western Operations in August 2000. Prior to joining Heritage Holdings, Mr. Weishahn owned his own propane business, which was acquired by Heritage Holdings. Prior to that time, Mr. Weishahn spent 12 years with AmeriGas/CalGas where, at the time of departing, he was Director of Marketing/Strategic Development for the Western United States.

     Mr. Byrne is the principal of Byrne & Associates, L.L.C., a gas liquids consulting group based in Tulsa, Oklahoma, and has held that position since 1992. Prior to that time, he served as Vice President of Warren Petroleum Company, the gas liquids division of Chevron Corporation, from 1982-1992. Mr. Byrne has served as a director of Heritage Holdings since 1996 and is chairman of the Audit Committee. Mr. Byrne is a former president and director of the National Propane Gas Association.

     Mr. Sawyer is the President and Chief Executive Officer of Computer Energy, Inc., a provider of software to the propane industry, and has held that position since 1984. Mr. Sawyer was Chief Executive Officer of Sawyer Gas Co., a regional propane distributor, until it was purchased by Heritage Holdings in 1991. Mr. Sawyer has served as a director of Heritage Holdings since 1991 and is a member of the Audit Committee. Mr. Sawyer is a former president and director of the National Propane Gas Association.

     Mr. Cropper spent 25 years with The Williams Companies before retiring in 1998. From January 1996 until the time of his retirement in December 1998, Mr. Cropper was President and Chief Executive Officer of Williams Energy Services. Mr. Cropper is currently involved in consulting and investing in the energy industry. Mr. Cropper has served as a director of Heritage Holdings since April 2000 and is a member of the Audit Committee.

     Mr. Reddy is the Senior Vice President and Chief Financial Officer of Atmos Energy Corporation, and has held that position since October 2000. Prior to being named to that position, Mr. Reddy served as Atmos' Senior Vice President, Chief Financial Officer and Treasurer from April 2000 to September 2000, and prior to that time he served as Atmos' Vice President and Treasurer from December 1998 to April 2000. Prior to joining Atmos in August 1998 as Vice President, Corporate Development, Mr. Reddy held a number of management positions with Pacific Enterprises, Inc. for 18 years, including Vice President, Planning & Advisory Services from 1995 to August 1998. Mr. Reddy has served as a director of Heritage Holdings since August 2000 and is a member of the Compensation Committee.

     Mr. Hawkins is the President of Energas Company, a division of Atmos Energy Corporation, and has held that position since November 2000. Prior to being named to that position, he was Vice President -- Planning of Atmos from September 1997 through November 2000, and prior to that time he served as the Vice President -- Finance of United Cities Gas Company from 1995 through September 1997. Mr. Hawkins has served as a director of Heritage Holdings since August 2000.

     Mr. Eustace is the Senior Vice President of Business Development for TECO Energy, Inc. and has held that position since 1998. Mr. Eustace is also the President of TECO Coalbed Methane and TECO Oil & Gas, and has held those positions since 1991 and 1995, respectively. Mr. Eustace joined TECO in 1987 as its Vice President of Strategic Planning and Business Development. Mr. Eustace has served as a director of Heritage Holdings since August 2000.

     Mr. Cantrell is the President of Peoples Gas System, a Florida gas distribution company. He has held that position since June 1997. Mr. Cantrell is also the President of TECO Solutions, an energy services company providing services primarily in Florida. Peoples Gas System and TECO Solutions are subsidiaries of TECO Energy, where Mr. Cantrell has been employed since 1975. Mr. Cantrell has served as a director of Heritage Holdings since August 2000.

     Mr. Schiefer is the President and Chief Executive Officer of Piedmont Natural Gas Company, Inc. and has held that position since February 2000. Mr. Schiefer is also a director of Piedmont. From February 1999 to February 2000, he served as Piedmont's Chief Operating Officer. From 1995 to 1999, Mr. Schiefer served as Executive Vice President, and prior to that time he served as Piedmont's Vice President -- Marketing and Gas Supply. Mr. Schiefer has served as a director of Heritage Holdings since August 2000.

     Mr. Preble is the Senior Vice President of AGL Resources, Inc. and has held that position since June 1999. Prior to being named to that position, Mr. Preble served as the Senior Vice President -- Direct Marketing of SouthStar Energy Services, L.L.C. and as the President of The Energy Spring, Inc., both affiliates of AGL. Mr. Preble joined AGL in 1970 and served in various executive capacities prior to these positions. Mr. Preble has served as a director of Heritage Holdings since August 2000.

     Mr. Dzuricky is the Senior Vice President and Chief Financial Officer of Piedmont Natural Gas Company and has served in that capacity since May 1995. Prior to being named to that position, Mr. Dzuricky held a variety of executive officer positions with Consolidated Natural Gas Company during the period from 1982 to 1995. Mr. Dzuricky has served as a director of Heritage Holdings since August 2000.

     Mr. Shlanta is the Senior Vice President and General Counsel of AGL Resources, Inc., and has held that position since September 1998. Prior to being named to that position, he was a partner in the law firm of Rowe, Fultz & Martin, P.C. in Atlanta, Georgia. Mr. Shlanta also serves as a director of SouthStar Energy Services, L.L.C. Mr. Shlanta has served as a Director of Heritage Holdings since August 2000.

                              DESCRIPTION OF UNITS

UNITS

     Common units, class B subordinated units and class C units represent limited partner interests in our partnership that entitle the holders to the rights and privileges specified in our partnership agreement. As of July 6, 2001, there were issued and outstanding 11,655,667 common units and 1,382,514 class B subordinated units representing, together with the 1.0101% limited partner interest in Heritage Operating held by U.S. Propane, an aggregate 98.9899% limited partner interest in our partnership. Except as described below, the common units and class B subordinated units generally participate pro rata in our income, gains, losses, deductions, credits and distributions. There are also 1,000,000 class C units outstanding that are entitled only to participate in any incentive distributions we may make that are attributable to amounts received by us in connection with specified litigation.

     Prior to July 6, 2001, we also had subordinated units representing limited partner interests that were issued and outstanding, all of which converted to common units as described below under "-- Subordinated Units." Prior to converting into common units, and except as described below, the subordinated units generally participated pro rata with the common units and the class B subordinated units in our income, gains, losses, deductions, credits and distributions.

     No person is entitled to preemptive rights in respect of issuances of securities by us, except that Heritage Holdings, our general partner, has the right to purchase sufficient partnership securities to maintain its equity interest in us.

COMMON UNITS

     The common units are registered under the Securities Exchange Act of 1934 and are listed for trading on the New York Stock Exchange. Each holder of a common unit is entitled to one vote per unit on all matters presented to the limited partners for a vote. However, if at any time any person or group (other than our general partner and its affiliates) owns beneficially 20% or more of all common units, any common units owned by that person or group may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The common units are entitled to distributions of available cash as described below under "-- Cash Distribution Policy."

SUBORDINATED UNITS

     All of the subordinated units were held by Heritage Holdings, a wholly owned subsidiary of U.S. Propane. The subordinated units were a separate class of our limited partner interests, and the rights of holders of subordinated units to participate in distributions to partners differed from, and were subordinated to, the rights of the holders of common units.

     Under our partnership agreement, 925,736 subordinated units converted into common units as of July 7, 1999, 925,736 subordinated units converted into common units as of July 5, 2000 and the remaining 1,851,471 subordinated units converted into common units as of July 6, 2001. The conversions of the subordinated units occurred and the subordination period ended because we met specified cash performance and distribution requirements during successive four-quarter periods commencing with our initial public offering in June of 1996. As common units issued upon conversion of the subordinated units, the new common units share equally with other common units in distributions of available cash.

CLASS B SUBORDINATED UNITS

     The class B subordinated units represent a portion of the limited partner interests issued to certain former stockholders of Heritage Holdings, who are also members of management, in connection with the transaction with U.S. Propane. The class B subordinated units have the same voting rights as subordinated units outstanding before the end of the subordination period. Each class B subordinated unit is entitled to one vote on each matter with respect to which the class B subordinated units are entitled to vote.

     In connection with the transaction with U.S. Propane and because the class B subordinated units are not convertible into common units except by approval of the common unitholders or a change in the rules of the New York Stock Exchange, we agreed to submit to a vote or consent of our common unitholders a proposal to change the terms of the class B subordinated units to provide that each class B subordinated unit is convertible into one common unit. We intend to submit this proposal to our common unitholders by December 31, 2001.

     The rights of holders of class B subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of holders of common units. Please read "-- Cash Distribution Policy" below. If the common unitholders approve the conversion of the class B subordinated units into common units, or if at any time the rules of the New York Stock Exchange or staff interpretations of such rules are changed, or facts and circumstances arise so that no vote or consent of the unitholders is required as a condition to the listing of any common units that may be issued upon such conversion, each class B subordinated unit will automatically convert into one common unit. But if the common unitholders do not approve the conversion by December 31, 2001, the terms of the class B subordinated units will automatically be changed to provide that the amount allocated or distributed to each class B subordinated unit will equal 115% of the amount allocated or distributed to each common unit, except that the common units will have priority over the class B subordinated units with respect to the minimum quarterly distribution of $0.50 per common unit and any arrearages on the minimum quarterly distribution.

     The class B subordinated units have rights upon dissolution and liquidation of our partnership, including the right to share in any liquidating distributions, that are based on 100% (115% if the conversion of the class B subordinated units is not approved) of the rights of the common units. Accordingly, the amount of any liquidating distribution to each class B subordinated unit will equal 100% (115% if the conversion of the class B subordinated units is not approved) of the amount of such distribution to each common unit, except that the rights of the class B subordinated units will have the same order of priority relative to the rights of the common units as subordinated units outstanding before the end of the subordination period.

CLASS C UNITS

     In conjunction with the transaction with U.S. Propane and the change of control of our general partner, we issued 1,000,000 newly created class C units to Heritage Holdings in conversion of that portion of its incentive distribution rights that entitled it to receive any distribution made by us attributable to the net amount received by us in connection with the settlement, judgment, award or other final nonappealable resolution of specified litigation filed by us prior to the transaction with U.S. Propane, which we refer to as the "litigation." The class C units have a zero initial capital account balance and were distributed by Heritage Holdings to its former stockholders in connection with the transaction with U.S. Propane. Thus, U.S. Propane will not receive any distributions made with respect to the litigation.

     All decisions of our general partner relating to the litigation will be determined by a special litigation committee consisting of one or more independent directors of our general partner. As soon as practicable after the time, if any, that we receive the final cash payment as a result of the resolution of the litigation, the special litigation committee will determine the aggregate net amount of such proceeds distributable by us by deducting from the amounts received all costs and expenses incurred by us and our affiliates in connection with the litigation and such cash reserves as are necessary or appropriate to provide for operating expenditures. Until the special litigation committee decides to distribute the distributable proceeds, none of the distributable proceeds will be deemed to be "available cash" under our partnership agreement. Please read "-- Cash Distribution Policy -- General" below for a discussion of available cash. When the special litigation committee decides to distribute the distributable proceeds, the amount of the distribution will be deemed to be available cash and will be distributed as described below under "-- Cash Distribution Policy," provided that the amount of distributable proceeds that would be distributed to holders of incentive distribution rights will instead be distributed to the holders of the class C units, pro rata. We cannot predict whether we will receive any cash payments as a result of the litigation and, if so, when such distributions might be received.

     Each holder of class C units receiving a distribution of cash in any taxable year of our partnership will be allocated items of gross income with respect to such taxable year in an amount equal to the cash distributed to the holder. The holders of class C units will not be allocated any other items of income, gain, loss, deduction or credit. The class C units do not have any rights to share in any of our assets or distributions upon dissolution and liquidation of our partnership, except to the extent that any such distributions consist of proceeds from the litigation to which the class C unitholders would have otherwise been entitled. The class C units do not have the privilege of conversion into any other unit and do not have any voting rights except to the extent provided by law, in which case the class C units will be entitled to one vote.

     The amount of cash distributions to which the incentive distribution rights are entitled was not increased by the creation of the class C units; rather, the class C units are a mechanism for dividing the incentive distribution rights between Heritage Holdings and its former stockholders.

CASH DISTRIBUTION POLICY

     Our partnership agreement requires us to distribute all of our "available cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter. The term "available cash" generally means, with respect to any fiscal quarter of our partnership, all of our cash on hand at the end of each quarter, plus working capital borrowings after the end of the quarter, less reserves established by our general partner in its sole discretion to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

     The subordination period ended as a result of the conversion into common units of all remaining outstanding subordinated units (but not class B subordinated units) as described above. Beginning with our fiscal quarter ending August 31, 2001, and as long as class B subordinated units are outstanding, we will distribute available cash, excluding any available cash to be distributed to our class C unitholders, as follows:

     - First, 97% to the holders of common units, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership and 2% to the general partner, until the holders of common units have received $0.50 per common unit for such quarter and any prior quarter in which they failed to receive $0.50 per common unit;

     - Second, 97% to the holders of class B subordinated units, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership and 2% to the general partner, until the holders of Class B subordinated units have received $0.50 per unit for such quarter;

     - Third, 97% to all common unitholders and class B subordinated unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership and 2% to the general partner, until all common unitholders have received at least $0.55 per unit for such quarter;

     - Fourth, 84% to all common unitholders and class B subordinated unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, 13% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until all common unitholders have received at least $0.635 per unit for such quarter;

     - Fifth, 74% to all common unitholders and class B subordinated unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until all common unitholders have received at least $0.825 per unit for such quarter; and

     - Sixth, thereafter 49% to all common unitholders and class B subordinated unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, 48% to the holders of incentive distribution rights, pro rata, and 2% to the general partner.

     If the common unitholders have not approved the conversion of class B subordinated units into common units by December 31, 2001, then the amount distributed to each class B subordinated unit pursuant to the second through sixth clauses above will be equal to 115% of the amount distributed to each common unit pursuant to each such clause.

     If the conversion of the class B subordinated units is approved, each class B subordinated unit will be converted into one common unit and will then participate pro rata with the other common units in distributions of available cash. After the conversion of the class B subordinated units into common units, we will distribute available cash, excluding any available cash to be distributed to our class C unitholders, as follows:

     - First, 97% to all unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, and 2% to the general partner, until all unitholders have received $0.50 per unit for such quarter;

     - Second, 97% to all unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, and 2% to the general partner, until all unitholders have received $0.55 per unit for such quarter;

     - Third, 84% to all unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, 13% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until all unitholders have received $0.635 per unit for such quarter;

     - Fourth, 74% to all unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until all unitholders have received $0.825 per unit for such quarter; and

     - Fifth, thereafter 49% to all unitholders, pro rata, 1% to U.S. Propane in respect of its limited partner interest in the operating partnership, 48% to the holders of incentive distribution rights, pro rata, and 2% to the general partner.

RESTRICTIONS ON TRANSFER; REGISTRATION RIGHTS

     The 1,161,814 common units and the 1,382,514 class B subordinated units issued to the former stockholders of Heritage Holdings in the U.S. Propane transaction are subject to certain restrictions on transfer. On November 8, 2000, 473,473 of these class B subordinated units and 624,212 of these common units became transferable. An additional 266,715 of the class B subordinated units and 165,700 of the common units become transferable on August 10, 2001, 266,715 of the class B subordinated units and 165,700 of the common units become transferable on August 10, 2002, and 375,611 of the class B subordinated units and 206,202 of the common units become transferable on August 10, 2003. The restrictions on transfer are also subject to exceptions contained in the employment agreements of certain of the former stockholders and our management.

     We agreed to grant the former stockholders of Heritage Holdings registration rights with respect to the class B subordinated units and common units that they purchased in the transaction with U.S. Propane. We also agreed to pay the expenses of such registration (excluding discounts and commissions and fees of underwriters and similar securities industry professionals relating to the distribution of such registered units). Upon the written request of James
E. Bertelsmeyer, at any time after November 8, 2000 and prior to August 10, 2005, we have agreed to register up to one-half of the common units and class B subordinated units acquired by Mr. Bertelsmeyer in connection with the transaction with U.S. Propane, provided that no class B subordinated units owned by Mr. Bertelsmeyer may be registered at his request until Mr. Bertelsmeyer has requested that all of the common units that he received in connection with the transaction with U.S. Propane be registered.

                            RECENT TAX DEVELOPMENTS

     Congress has recently enacted the Economic Growth and Tax Relief Reconciliation Act of 2001. In addition, the IRS has recently finalized regulations under Sections 743, 197, 1223 and 1(h) of the Internal Revenue Code.

     To the extent set forth below and under "Tax Considerations -- Legal Opinions and Advice" in the accompanying prospectus, this section represents the opinion of Baker Botts L.L.P. insofar as it relates to matters of law and legal conclusions. The opinion with respect to this section is subject to the same assumptions and limitations as the opinion of Baker Botts L.L.P. described under "Tax Considerations" in the accompanying prospectus.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 phases in a reduction of the United States federal income tax rates for individuals. Beginning July 1, 2001, the highest marginal income tax rate for individuals is 38.6%.

     Under rules applicable to publicly traded partnerships, we withhold taxes on actual cash distributions made quarterly to foreign unitholders. We will withhold taxes on cash distributions to foreign unitholders at the highest marginal tax rate applicable to individuals at the time of the distribution.

     Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to property subject to cost recovery deductions under Section 168 of the Internal Revenue Code to be recovered over the remaining cost recovery period for the Section 704(c) built-in gain. Recently finalized Treasury Regulations under Section 197 of the Internal Revenue Code similarly require a portion of the Section 743(b) adjustment attributable to amortizable Section 197 intangibles to be amortized over the remaining amortization period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to adopt a convention to preserve the uniformity of units even if that convention is not consistent with these Treasury Regulations.

     Although counsel is unable to opine on the validity of this approach because there is no clear authority on this issue, we depreciate and amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the recently finalized
Section 743(b) regulations but is arguably inconsistent with Treasury Regulation
Section 1.167(c)-1(a)(6). To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we apply the rules described in the Treasury Regulations and legislative history. If the IRS successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted basis for all those interests. Upon a sale or disposition of less than all of those interests, a portion of that basis must be allocated to the interests sold based upon relative fair market values. Although the ruling is unclear as to how the holding period of these interests is to be determined once they are combined, the IRS has recently finalized regulations under Section 1223 of the Internal Revenue Code that would allow a selling unitholder who can identify the units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

     The final regulations under Section 1(h) of the Internal Revenue Code generally provide that a portion of the capital gain that a unitholder realizes upon the sale or exchange of a unit may be subject to a maximum tax rate of 25% (instead of 20%) to the extent attributable to prior depreciation claimed on real property. This depreciation is referred to as "unrecaptured Section 1250 gain."

                      RECENTLY ISSUED ACCOUNTING STANDARDS

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. Under Statement 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. There will be more recognized intangible assets, such as unpatented technology and database content, being separated from goodwill. Those assets will be amortized over their useful lives, other than assets that have an indefinite life. Statement No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued.

     Statement No. 141 will apply to the accounting for Heritage's acquisition of ProFlame, although management has not completed an analysis or appraisal of the additional intangible assets that must be identified and valued. Accordingly, for purposes of the unaudited pro forma financial statements, management has recognized intangible assets for customer lists and covenants not-to-compete, consistent with Heritage's past application of Accounting Principles Board Opinion No. 16, Business Combinations. Management has not determined the method or timing of adopting Statement No. 142. Management has also not determined the impact of adopting Statement No. 142, although goodwill amortization for the nine months ended May 31, 2001 was $5.2 million.

                                  UNDERWRITING

     Under the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to such underwriter, the number of common units set forth opposite the name of such underwriter.

                                                            NUMBER OF
                                                             COMMON
UNDERWRITERS                                                  UNITS
------------                                                ---------
Salomon Smith Barney Inc..................................    625,000
A.G. Edwards & Sons, Inc..................................    625,000
Dain Rauscher Incorporated................................    625,000
First Union Securities, Inc...............................    625,000
                                                            ---------
          Total...........................................  2,500,000
                                                            =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the common units included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the common units offered (other than those covered by the over-allotment option described below) if they purchase any of the common units offered.

     The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the units to certain dealers at the public offering price less a concession not in excess of $0.84 per common unit. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per common unit on sales to certain other dealers. If all of the units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 375,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional units approximately proportionate to such underwriter's initial purchase commitment.

     We, our general partner and certain officers have agreed, with certain exceptions, not to directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of any common units, or securities convertible into or exercisable or exchangeable for common units or rights to acquire common units, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of Salomon Smith Barney Inc. Salomon Smith Barney Inc. in its sole discretion may release any of the common units subject to these lock-up agreements at any time without notice.

     The common units are listed on the New York Stock Exchange under the symbol "HPG." The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

                                                                   PAID BY HERITAGE
                                                                   PROPANE PARTNERS
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per common unit.............................................  $     1.40     $     1.40
          Total.............................................  $3,500,000     $4,025,000

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common units in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common units made for the purpose of preventing or retarding a decline in the market price of the common units while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases common units originally sold by that syndicate member.

     Any of these activities by the underwriters may cause the price of the common units to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued by the underwriters at any time.

     The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, Salomon Smith Barney has provided financial advisory services to ProFlame, Inc. and the related propane distribution companies in connection with their planned acquisition by us, for which Salomon Smith Barney will receive customary compensation.

     We estimate that our portion of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $625,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

                                 LEGAL MATTERS

     Baker Botts L.L.P. will pass upon the validity of the common units being offered and certain federal income tax matters related to the common units. Certain legal matters with respect to the common units will be passed upon for the underwriters by Andrews & Kurth L.L.P.

                                    EXPERTS

     The audited consolidated financial statements of Heritage Propane Partners, L.P. and the audited consolidated balance sheet of Heritage Holdings, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, and the audited consolidated and combined financial statements of ProFlame, Inc. and subsidiaries and affiliates included in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                           FORWARD LOOKING STATEMENTS

     This prospectus supplement contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act. In general, any statement other than a statement of historical fact is a forward looking statement. These statements appear in a number of places in this prospectus supplement and include statements regarding our plans, beliefs, estimates, projections and expectations. Actual results may differ materially from those anticipated or projected by forward-looking statements. Any differences could result from a variety of factors, including, among others:

     - changes in general economic conditions in the United States as well as changes in general economic conditions and currencies in foreign countries;

     - weather conditions that vary significantly from historically normal conditions;

     - our success in hedging our positions;

     - the general level of petroleum product demand, and the availability of propane supplies;

     - energy prices generally and specifically, the price of propane to the consumer compared to the price of alternative and competing fuels;

     - competition from other propane distributors and alternate fuels;

     - the availability and cost of capital;

     - changes in laws and regulations to which we are subject, including tax, environmental and employment regulations;

     - our ability to generate available cash for distribution to unitholders;

     - the costs and effects of legal and administrative proceedings against us or which may be brought against us;

     - our ability to sustain historical levels of internal growth; and

     - our ability to continue to locate and acquire other propane companies at purchase prices that are accretive to our financial results.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We also provide information to the NYSE because the common units are traded on the NYSE. You may obtain reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - our annual report on Form 10-K for the year ended August 31, 2000;

     - our quarterly reports on Form 10-Q for the quarters ended November 30, 2000, February 28, 2001 and May 31, 2001;

     - the description of the common units in our registration statement on Form 8-A (File No. 1-11727) filed pursuant to the Securities Exchange Act of 1934 on May 14, 1996 and any amendments or reports filed to update the description;

     - our current reports on Form 8-K or 8-K/A filed October 24, 2000, July 12, 2001 and July 24, 2001; and

     - all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and the termination of the registration statement.

     The discussion of recently issued accounting standards on page S-26 of this prospectus supplement should be read in conjunction with the audited and unaudited financial statements and management's discussion and analysis incorporated by reference into this prospectus. If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Heritage Propane Partners, L.P.
     8801 S. Yale Avenue, Suite 310
     Tulsa, Oklahoma 74137
     Attention: H. Michael Krimbill
     Telephone: (918) 492-7272

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                        HERITAGE PROPANE PARTNERS, L.P.

                         INDEX TO FINANCIAL STATEMENTS

Pro Forma Financial Statements
  Heritage Propane Partners, L.P. and Subsidiaries Unaudited
     Pro Forma Combined Financial Statements:
     Introduction...........................................   F-2
     Unaudited Pro Forma Combined Balance Sheet -- May 31,
      2001..................................................   F-3
     Unaudited Pro Forma Combined Statement of
      Operations -- Nine Months Ended May 31, 2001..........   F-4
     Unaudited Pro Forma Combined Statements of
      Operations -- Year Ended August 31, 2000..............   F-5
     Notes to Unaudited Pro Forma Combined Financial
      Statements............................................   F-6
Historical Financial Statements
  ProFlame, Inc. and Subsidiaries and Affiliates:
     Report of Independent Public Accountants...............   F-9
     Consolidated and Combined Balance Sheets -- May 31,
      2001 (unaudited) and August 31, 2000 and 1999.........  F-10
     Consolidated and Combined Statements of
      Operations -- Nine Months Ended May 31, 2001 and 2000
      (unaudited) and Years Ended August 31, 2000 and
      1999..................................................  F-11
     Consolidated and Combined Statements of Stockholders'
      Equity -- Nine Months Ended May 31, 2001 (unaudited)
      and Years Ended August 31, 2000 and 1999..............  F-12
     Consolidated and Combined Statements of Cash
      Flows -- Nine Months Ended May 31, 2001 and 2000
      (unaudited) and Years Ended August 31, 2000 and
      1999..................................................  F-13
     Notes to Consolidated and Combined Financial
      Statements............................................  F-14

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements present (i) unaudited pro forma combined balance sheet at May 31, 2001, giving effect to the acquisition of ProFlame, Inc. and subsidiaries and affiliates (ProFlame) as if the acquisition had been consummated on that date, (ii) unaudited pro forma combined statements of operations for the nine months ended May 31, 2001 and the year ended August 31, 2000, giving effect to the acquisition of ProFlame as if the acquisition had been consummated on September 1, 1999, (iii) the effects of this offering (assuming the Underwriters' over-allotment is not exercised) had this offering occurred on May 31, 2001 for purposes of the unaudited pro forma combined balance sheet and (iv) the effects of this offering (assuming the Underwriters' over-allotment is not exercised) had this offering occurred on September 1, 1999 for purposes of the unaudited pro forma statements of operations. The unaudited pro forma combined balance sheet at May 31, 2001 combines balance sheets of Heritage Propane Partners, L.P. and subsidiaries (Heritage) as of May 31, 2001 and ProFlame as of May 31, 2001, after giving effect to pro forma adjustments. The unaudited pro forma combined statement of operations for the nine month period ended May 31, 2001 combines the results of operations of Heritage for the nine month period ended May 31, 2001 with the results of operations for ProFlame for the nine month period ended May 31, 2001. The unaudited pro forma combined statement of operations for the year ended August 31, 2000 combines the results of operations of Heritage (formerly Peoples Gas Company) for the eight month period ended August 31, 2000 and the results of operations of Peoples Gas Company for the three month period ended December 31, 1999 with the results of operations for ProFlame for the year ended August 31, 2000, after giving effect to pro forma adjustments. The unaudited pro forma combined statement of operations for the year ended August 31, 2000 omits the results of operations of Peoples Gas for the month ended September 30, 1999; however, such omission is not material to the unaudited pro forma combined statement of operations.

     On July 5, 2001, Heritage signed definitive agreements to acquire directly and indirectly through Heritage Holdings, Inc. (Heritage's general partner) the propane operations of ProFlame, Inc. and subsidiaries and affiliates in a series of mergers and stock and asset purchases. Upon closing, Heritage will complete the asset purchases and Heritage Holdings, Inc. (HHI) will complete the stock purchases and mergers. HHI will then transfer the assets acquired and liabilities assumed to Heritage. HHI will retain any income tax liability associated with the assets transferred and will be compensated by Heritage through the issuance of common units by Heritage to HHI.

     The purchases of stock and assets will be accounted for as an acquisition using the purchase method of accounting. On July 20, 2001, the Financial Accounting Standards Board approved the issuance of Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Please read "Recently Issued Accounting Standards" on page S-26. Statements No. 141 and 142 will impact the purchase allocations for the acquisition of ProFlame and the amortization of certain intangibles, including goodwill. Management has not completed an analysis or appraisal of the additional intangible assets that must be identified and valued. Accordingly, for purposes of the unaudited pro forma financial statements, management has recognized intangible assets for customer lists and covenants not-to-compete, consistent with Heritage's past application of Accounting Principles Board Opinion No. 16, Business Combinations. Accordingly, the following pro forma combined financial statements do not reflect any impact of Statements No. 141 or 142.

     A final determination of purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not been made. Accordingly, the purchase accounting adjustments made in connection with the development of the following unaudited pro forma combined financial statements are preliminary and have been made solely for purposes of developing such pro forma financial information. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore, the actual adjustments may differ from the unaudited pro forma adjustments. However, management does not believe that final adjustments will be materially different from the amounts presented herein, except for the impact of Statements No. 141 and 142.

     The following unaudited pro forma combined financial statements are provided for informational purposes only and should be read in conjunction with the separate audited consolidated financial statements and related notes of Heritage (which are filed with Heritage's Annual Report filed on Form 10-K with the Securities and Exchange Commission on November 29, 2000, incorporated herein by reference) and ProFlame (which are included elsewhere in this Prospectus Supplement). The following unaudited pro forma combined financial statements are based on certain assumptions and do not purport to be indicative of the results which actually would have been achieved if the acquisition of ProFlame and the offerings had been consummated on the dates indicated or which may be achieved in the future.

                HERITAGE PROPANE PARTNERS, L.P. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                  MAY 31, 2001
                                 (IN THOUSANDS)

                                           HERITAGE                    PRO FORMA
                                           PROPANE       PROFLAME,    ADJUSTMENTS     PRO FORMA     PRO FORMA
                                        PARTNERS, L.P.      INC.          FOR            FOR       ADJUSTMENTS        AS
                                          HISTORICAL     HISTORICAL   ACQUISITION    ACQUISITION   FOR OFFERING    ADJUSTED
                                        --------------   ----------   -----------    -----------   ------------    ---------
                                                           ASSETS

CURRENT ASSETS:
  Cash................................     $  4,471       $   914      $   (914)(a)   $  4,570       $ 67,311(i)   $ 26,443
                                                                         43,938(g)                    (45,438)(j)
                                                                        (43,938)(h)
                                                                             99(f)
  Marketable securities...............        6,980            --            --          6,980             --         6,980
  Accounts receivable.................       44,398         3,501            --         47,899             --        47,899
  Inventories.........................       45,403         1,411            --         46,814             --        46,814
  Assets from trading activities......        2,746            --            --          2,746             --         2,746
  Current portion of notes receivable
    from related parties..............           --         2,883        (2,883)(a)         --             --            --
  Prepaid expenses and other..........        1,594           687          (351)(a)      1,930             --         1,930
                                           --------       -------      --------       --------       --------      --------
        Total current assets..........      105,592         9,396        (4,049)       110,939         21,873       132,812
PROPERTY, PLANT AND EQUIPMENT, net....      371,499         7,174        18,756(b)     397,429             --       397,429
INVESTMENT IN AFFILIATES..............        7,232            --            --          7,232             --         7,232
INTANGIBLES AND OTHER ASSETS, net.....      192,080           144         3,414(c)     220,844             --       220,844
                                                                          7,020(d)
                                                                         18,186(e)
                                           --------       -------      --------       --------       --------      --------
        Total assets..................     $676,403       $16,714      $ 43,327       $736,444       $ 21,873      $758,317
                                           ========       =======      ========       ========       ========      ========

                                             LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable....................     $ 37,044       $ 1,601      $     --       $ 38,645       $     --      $ 38,645
  Accounts payable to related
    companies.........................        9,028         1,487        (1,487)(a)      9,028             --         9,028
  Accrued and other current
    liabilities.......................       25,729         3,574        (1,233)(a)     28,070             --        28,070
  Liabilities from trading
    activities........................        2,438            --            --          2,438             --         2,438
  Current maturities of long-term
    debt..............................        3,577           461          (374)(a)      3,664             --         3,664
                                           --------       -------      --------       --------       --------      --------
        Total current liabilities.....       77,816         7,123        (3,094)        81,845             --        81,845
LONG-TERM DEBT, less current
  maturities..........................      430,828           143        43,938(g)     481,929        (45,438)(j)   436,491
                                                                          7,020(d)
MINORITY INTERESTS....................        5,203            --            50(f)       5,253            722(i)      5,975
NOTES PAYABLE TO RELATED PARTIES......           --           210          (210)(a)         --             --            --
DEFERRED TAX LIABILITIES..............           --           281          (281)(a)         --             --            --
                                           --------       -------      --------       --------       --------      --------
        Total liabilities.............      513,847         7,757        47,423        569,027        (44,716)      524,311
                                           --------       -------      --------       --------       --------      --------
PARTNERS' CAPITAL:
  Common unitholders..................      120,282            --         4,812(f)     125,094         65,875(i)    190,969
  Subordinated unitholders............       25,464            --            --         25,464             --        25,464
  Class B subordinated unitholders....       18,207            --            --         18,207             --        18,207
  General partner.....................        1,341            --            49(f)       1,390            714(i)      2,104
  Accumulated other comprehensive
    income............................       (2,738)           --            --         (2,738)            --        (2,738)
  Preferred stock.....................           --           627          (627)(a)         --             --            --
  Common stock........................           --           322          (322)(a)         --             --            --
  Additional paid-in capital..........           --           531          (531)(a)         --             --            --
  Retained earnings...................           --         8,103        (8,103)(a)         --             --            --
  Treasury stock......................           --          (626)          626(a)          --             --            --
                                           --------       -------      --------       --------       --------      --------
        Total partners' capital.......      162,556         8,957        (4,096)       167,417         66,589       234,006
                                           --------       -------      --------       --------       --------      --------
        Total liabilities and
          partners' capital...........     $676,403       $16,714      $ 43,327       $736,444       $ 21,873      $758,317
                                           ========       =======      ========       ========       ========      ========

                HERITAGE PROPANE PARTNERS, L.P. AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE NINE MONTHS ENDED MAY 31, 2001
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                         HERITAGE
                                         PROPANE                   PRO FORMA
                                        PARTNERS,    PROFLAME,    ADJUSTMENTS    PRO FORMA     PRO FORMA
                                           L.P.         INC.          FOR           FOR       ADJUSTMENTS       AS
                                        HISTORICAL   HISTORICAL   ACQUISITION   ACQUISITION   FOR OFFERING   ADJUSTED
                                        ----------   ----------   -----------   -----------   ------------   ---------
REVENUES:
  Retail fuel.........................   $386,235     $32,641       $    --      $418,876        $   --      $418,876
  Wholesale fuel......................     52,948      10,254            --        63,202            --        63,202
  Liquids marketing...................    152,155          --            --       152,155            --       152,155
  Other...............................     33,419       3,713          (392)(k)    36,740            --        36,740
                                         --------     -------       -------      --------        ------      --------
         Total revenues...............    624,757      46,608          (392)      670,973            --       670,973
                                         --------     -------       -------      --------        ------      --------
COSTS AND EXPENSES:
  Cost of products sold...............    268,480      28,981            --       297,461            --       297,461
  Trading activities..................    150,265          --            --       150,265            --       150,265
  Operating expenses..................     96,008       7,479            --       103,487            --       103,487
  Depreciation and amortization.......     30,322         959         1,437(l)     32,718            --        32,718
  Selling, general and
    administrative....................     14,003       4,344            --        18,347            --        18,347
                                         --------     -------       -------      --------        ------      --------
         Total costs and expenses.....    559,078      41,763         1,437       602,278            --       602,278
                                         --------     -------       -------      --------        ------      --------
OPERATING INCOME (LOSS)...............     65,679       4,845        (1,829)       68,695            --        68,695
OTHER INCOME (EXPENSE):
  Interest expense....................    (26,423)       (270)          258(m)    (28,897)        2,216(t)    (26,681)
                                                                     (2,143)(n)
                                                                       (319)(o)
  Interest income.....................         --         201          (149)(p)        52            --            52
  Equity in earnings (losses) of
    affiliates........................      1,568          --            --         1,568            --         1,568
  Gain on disposal of assets..........        502         246            --           748            --           748
  Other...............................       (443)         --            --          (443)           --          (443)
                                         --------     -------       -------      --------        ------      --------
INCOME (LOSS) BEFORE MINORITY INTEREST
  AND INCOME TAXES....................     40,883       5,022        (4,182)       41,723         2,216        43,939
  Minority interest...................     (1,435)         --           (17)(q)    (1,452)          (45)(q)    (1,497)
                                         --------     -------       -------      --------        ------      --------
INCOME (LOSS) BEFORE INCOME TAXES.....     39,448       5,022        (4,199)       40,271         2,171        42,442
  Income taxes........................         --       1,060        (1,060)(r)        --            --            --
                                         --------     -------       -------      --------        ------      --------
NET INCOME (LOSS).....................     39,448       3,962        (3,139)       40,271         2,171        42,442
GENERAL PARTNER'S INTEREST IN NET
  INCOME (LOSS).......................        849          --             8(s)        857            22(s)        879
                                         --------     -------       -------      --------        ------      --------
LIMITED PARTNERS' INTEREST IN NET
  INCOME (LOSS).......................   $ 38,599     $ 3,962       $(3,147)     $ 39,414        $2,149      $ 41,563
                                         ========     =======       =======      ========        ======      ========
BASIC NET INCOME PER LIMITED PARTNER
  UNIT................................   $   2.97                                                            $   2.66
                                         ========                                                            ========
BASIC WEIGHTED AVERAGE NUMBER OF UNITS
  OUTSTANDING.........................     12,981                                                              15,653
                                         ========                                                            ========
DILUTED NET INCOME PER LIMITED PARTNER
  UNIT................................   $   2.97                                                            $   2.65
                                         ========                                                            ========
DILUTED WEIGHTED AVERAGE NUMBER OF
  UNITS OUTSTANDING...................     13,012                                                              15,684
                                         ========                                                            ========

                HERITAGE PROPANE PARTNERS, L.P. AND SUBSIDIARIES

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 2000
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                 HERITAGE                                  PRO FORMA
                                 PROPANE       PEOPLES GAS   PROFLAME,    ADJUSTMENTS     PRO FORMA     PRO FORMA
                              PARTNERS, L.P.     COMPANY        INC.          FOR            FOR       ADJUSTMENTS         AS
                                HISTORICAL     HISTORICAL    HISTORICAL   ACQUISITION    ACQUISITION   FOR OFFERING     ADJUSTED
                              --------------   -----------   ----------   -----------    -----------   ------------    ----------
REVENUES:
  Retail fuel...............     $43,815         $10,133      $27,550       $    --       $ 81,498        $   --        $ 81,498
  Wholesale fuel............       3,807              --        7,323            --         11,130            --          11,130
  Liquids marketing.........      12,262              --           --            --         12,262            --          12,262
  Other.....................       3,188              --        3,018          (398)(k)      5,808            --           5,808
                                 -------         -------      -------       -------       --------        ------        --------
        Total revenues......      63,072          10,133       37,891          (398)       110,698            --         110,698
                                 -------         -------      -------       -------       --------        ------        --------
COSTS AND EXPENSES:
  Cost of products sold.....      29,962           5,198       21,629            --         56,789            --          56,789
  Trading activities........      11,538              --           --            --         11,538            --          11,538
  Operating expenses........      16,581           3,601        9,590            --         29,772            --          29,772
  Depreciation and
    amortization............       4,686             779        1,357         1,838(l)       8,660            --           8,660
  Selling, general and
    administrative..........       1,019              --        3,790            --          4,809            --           4,809
                                 -------         -------      -------       -------       --------        ------        --------
        Total costs and
          expenses..........      63,786           9,578       36,366         1,838        111,568            --         111,568
                                 -------         -------      -------       -------       --------        ------        --------
OPERATING INCOME (LOSS).....        (714)            555        1,525        (2,236)          (870)           --            (870)
OTHER INCOME (EXPENSE):
  Interest expense..........      (2,409)             --         (319)          303(m)      (5,761)        2,955(t)       (2,806)
                                                                             (2,858)(n)
                                                                               (478)(o)
  Interest income...........          --              --          226          (175)(p)         51            --              51
  Equity in earnings
    (losses) of
    affiliates..............         (67)             --           --            --            (67)           --             (67)
  Gain on disposal of
    assets..................         121              --          266            --            387            --             387
  Other.....................        (478)             18           --            --           (460)           --            (460)
                                 -------         -------      -------       -------       --------        ------        --------
INCOME (LOSS) BEFORE
  MINORITY INTEREST AND
  INCOME TAXES..............      (3,547)            573        1,698        (5,444)        (6,720)        2,955          (3,765)
  Minority interest.........          80              --           --            76(q)         156           (60)(q)          96
                                 -------         -------      -------       -------       --------        ------        --------
INCOME (LOSS) BEFORE INCOME
  TAXES.....................      (3,467)            573        1,698        (5,368)        (6,564)        2,895          (3,669)
  Income taxes..............         379             289           32           (32)(r)        668            --             668
                                 -------         -------      -------       -------       --------        ------        --------
NET INCOME (LOSS)...........      (3,846)            284        1,666        (5,336)        (7,232)        2,895          (4,337)
GENERAL PARTNER'S INTEREST
  IN NET INCOME (LOSS)......         (46)              1           --           (37)(s)        (82)          (29)(s)        (111)
                                 -------         -------      -------       -------       --------        ------        --------
LIMITED PARTNERS' INTEREST
  IN NET INCOME (LOSS)......     $(3,800)        $   283      $ 1,666       $(5,299)      $ (7,150)       $2,924        $ (4,226)
                                 =======         =======      =======       =======       ========        ======        ========
BASIC NET INCOME (LOSS) PER
  LIMITED PARTNER UNIT......     $ (0.37)        $  0.16                                                                $  (0.32)
                                 =======         =======                                                                ========
BASIC WEIGHTED AVERAGE
  NUMBER OF UNITS
  OUTSTANDING...............      10,225           1,732                                                                  13,369
                                 =======         =======                                                                ========
DILUTED NET INCOME (LOSS)
  PER LIMITED PARTNER
  UNIT......................     $ (0.37)        $  0.16                                                                $  (0.32)
                                 =======         =======                                                                ========
DILUTED WEIGHTED AVERAGE
  NUMBER OF UNITS
  OUTSTANDING...............      10,225           1,732                                                                  13,369
                                 =======         =======                                                                ========

                        HERITAGE PROPANE PARTNERS, L.P.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
         NINE MONTHS ENDED MAY 31, 2001 AND YEAR ENDED AUGUST 31, 2000
                        (IN THOUSANDS, EXCEPT UNIT DATA)

     1. Presentation:

     The unaudited pro forma combined financial statements do not give any effect to any restructuring cost, potential cost savings, or other operating efficiencies that are expected to result from the acquisition. The unaudited pro forma combined financial statements are based on certain assumptions and do not purport to be indicative of the results which actually would have been achieved if the acquisition had been consummated on the dates indicated or which may be achieved in the future. The purchase accounting adjustments made in connection with the development of the unaudited pro forma combined financial statements are preliminary and have been made solely for purposes of presenting such pro forma financial information.

     2. It has been assumed that for purposes of the unaudited pro forma combined balance sheet, the acquisition of ProFlame and this offering occurred on May 31, 2001 and for purposes of the unaudited pro forma combined statements of operations, the acquisition of ProFlame and this offering occurred on September 1, 1999. The unaudited pro forma combined balance sheet at May 31, 2001 combines balance sheets of Heritage Propane Partners, L.P. and subsidiaries (Heritage) as of May 31, 2001 and ProFlame, Inc. and subsidiaries and affiliates as of May 31, 2001, after giving effect to pro forma adjustments. The unaudited pro forma combined statement of operations for the nine months ended May 31, 2001 combines the results of operations of Heritage for the nine months ended May 31, 2001 with the results of operations for ProFlame for the nine months ended May 31, 2001. The unaudited pro forma combined statement of operations for the year ended August 31, 2000 combines the results of operations of Heritage (formerly Peoples Gas Company) for the eight months ended August 31, 2000 and the results of operations of Peoples Gas Company for the three months ended December 31, 1999 with the results of operations for ProFlame for the year ended August 31, 2000, after giving effect to pro forma adjustments.

     On July 5, 2001, Heritage signed definitive agreements to acquire directly and indirectly through Heritage Holdings, Inc. (Heritage's general partner), the propane operations of ProFlame, Inc. and subsidiaries and affiliates in a series of mergers and stock and asset purchases. Upon closing, the asset purchases will be completed by Heritage and Heritage Holdings, Inc. (HHI) will complete the mergers and stock purchases. HHI will then transfer the assets acquired and liabilities assumed to Heritage. HHI will retain any income tax liability associated with the assets transferred and will be reimbursed by Heritage through the payment of cash and/or the issuance of common units by Heritage to HHI. For purposes of the preparation of the unaudited pro forma combined financial statements, the reimbursement to HHI has been assumed to be in common units only.

     The purchases of stock and assets will be accounted for as an acquisition using the purchase method of accounting. On July 5, 2001, the Financial Accounting Standards Board approved the issuance of Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Please read "Recently Issued Accounting Standards" on page S-26. Statements No. 141 and 142 will impact the purchase allocations for the acquisition of ProFlame and the amortization of certain intangibles, including goodwill. Management has not completed an analysis or appraisal of the additional intangible assets that must be identified and valued. Accordingly, for purposes of the unaudited pro forma financial statements, management has recognized intangible assets for customer lists and covenants not-to-compete, consistent with Heritage's past application of Accounting Principles Board Opinion No. 16, Business Combinations. Accordingly, the following pro forma combined financial statements do not reflect any impact of Statements No. 141 or 142.

     Heritage has agreed to pay the sellers of ProFlame cash consideration of $39,800 at the closing of the acquisition. Heritage will also reimburse the sellers of ProFlame for working capital in an amount estimated to be $4,138. To the extent working capital is more or less than $4,138, the reimbursement will

                        HERITAGE PROPANE PARTNERS, L.P.

change. Heritage will also reimburse HHI $4,812 through the payment of cash and/or the issuance of Common Units in Heritage for the income tax liability retained by HHI. Heritage will enter into covenants not to compete with certain key members of management of the seller, subject to certain conditions. The discounted value of the covenants not to compete is $7,020. The cash consideration of $39,800 and the working capital reimbursement of $4,138 will be financed through borrowings under Heritage's Senior Revolving Acquisition Facility.

     3. The pro forma adjustments are as follows:

     (a) Reflects the elimination of assets not acquired and liabilities not assumed by Heritage and the elimination of ProFlame's equity accounts, including preferred stock.

     (b) Reflects the pro forma allocation of the step-up to property, plant and equipment to fair value.

     (c) Reflects the pro forma allocation of the purchase price to customer lists.

     (d) Reflects the discounted value of the non-compete agreements entered into with the former management of ProFlame.

     (e) Reflects the pro forma allocation of the residual value of the purchase price to goodwill.

     (f) Reflects the issuance of 171,868 common units of Heritage, valued at $28.00 per unit, to HHI, and the cash contribution of $99 by HHI to maintain its general partner interest.

     (g) Reflects the proceeds from borrowings under Heritage's Senior Revolving Acquisition Facility at a rate of 6.504 percent.

     (h) Reflects payment of the combined purchase price of ProFlame, Inc. and subsidiaries and affiliates.

     (i) Reflects net proceeds to Heritage of approximately $65,875 from the issuance and sale of 2,500,000 common units at the offering price of $28.00 per common unit, net of the Underwriters' discounts and commissions of $3,500 and offering expenses (estimated to be $625). Also reflects cash contribution of $1,436 by HHI to maintain its general partner interest.

     (j) Reflects use of the proceeds from the offering for the repayment of the outstanding balance of the Senior Revolving Acquisition Facility.

     (k) Reflects the elimination of profits from employee leasing program to ProFlame related entities that discontinues after the acquisition of ProFlame.

     (l) Reflects increased depreciation and amortization related to the excess purchase price over ProFlame's cost allocated to property, plant and equipment (3-30 years), customer lists (15 years) and goodwill (30 years). Also, reflects amortization of the non-compete agreements (10 years).

     (m) Reflects elimination of interest expense related to debt not assumed by Heritage.

     (n) Reflects interest expense related to borrowings under the Senior Revolving Acquisition Facility at a rate of 6.504 percent.

     (o) Reflects imputed interest on the discounted value of the non-compete agreements.

     (p) Reflects elimination of interest income related to notes receivable from related parties not acquired by Heritage.

     (q) Reflects the adjustment to minority interest expense for Heritage Operating, L.P.

     (r) Reflects the elimination of income tax expense, as income taxes are borne by the partners.

                        HERITAGE PROPANE PARTNERS, L.P.

     (s) Reflects the adjustment to the general partner's interest in the net income of Heritage.

     (t) Reflects the elimination of interest expense at 6.504 percent from the repayment of the Senior Revolving Acquisition Facility.

     4. The ProFlame historical financial statements include the following nonrecurring charges which are expected to be eliminated through implementation of the Heritage business and operating strategy.

                                                           NINE MONTHS ENDED   YEAR ENDED
                                                                MAY 31,        AUGUST 31,
                                                                 2001             2000
                                                           -----------------   ----------
  Personnel costs(a).....................................         2,950           3,250
  Transaction expenses(b)................................         1,000              --
                                                                -------         -------
                                                                $ 3,950         $ 3,250
                                                                =======         =======

---------------

(a) Reflects the personnel costs for directors, officers and management of ProFlame who will resign at closing.

(b) Reflects expenses recorded by ProFlame related to the acquisition by Heritage.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of ProFlame, Inc.:

     We have audited the accompanying consolidated and combined balance sheets of ProFlame, Inc. (a Nevada corporation) and subsidiaries and affiliates identified in Note 1, as of August 31, 2000 and 1999, and the related consolidated and combined statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFlame, Inc. and subsidiaries and affiliates, as of August 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Tulsa, Oklahoma
June 29, 2001

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                MAY 31,     AUGUST 31,   AUGUST 31,
                                                                 2001          2000         1999
                                                              -----------   ----------   ----------
                                                              (UNAUDITED)
                                              ASSETS


CURRENT ASSETS:
  Cash......................................................    $   914      $ 3,032      $ 1,334
  Accounts receivable, net..................................      3,501        2,694        1,764
  Inventories, net..........................................      1,411          988          804
  Current portion of notes receivable from related parties
     and other..............................................      2,883        1,062        1,694
  Other current assets......................................        687          863        1,113
                                                                -------      -------      -------
          Total current assets..............................      9,396        8,639        6,709
PROPERTY, PLANT AND EQUIPMENT, net..........................      7,174        7,473        8,064
NOTES RECEIVABLE FROM RELATED PARTIES AND
  OTHER, less current portion...............................         --           --        1,037
INTANGIBLES AND OTHER ASSETS, net...........................        144          194          199
                                                                -------      -------      -------
          Total assets......................................    $16,714      $16,306      $16,009

                                                                =======      =======      =======
                               LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable..........................................    $ 1,601      $ 1,238      $   824
  Accounts payable to related parties.......................      1,487        2,614        1,414
  Accrued and other current liabilities.....................      3,574        3,082        3,140
  Current maturities of long-term debt......................        461          524          518
                                                                -------      -------      -------
          Total current liabilities.........................      7,123        7,458        5,896
LONG-TERM DEBT, less current maturities.....................        143          460          638
NOTES PAYABLE TO RELATED PARTIES............................        210          210          210
DEFERRED INCOME TAXES.......................................        281          334          448
COMMITMENTS AND CONTINGENCIES...............................
                                                                -------      -------      -------
          Total liabilities.................................      7,757        8,462        7,192
                                                                -------      -------      -------
STOCKHOLDERS' EQUITY:
  Preferred stock...........................................        627          627          627
  Common stock..............................................        322          337          492
  Additional paid-in capital................................        531          531          835
  Retained earnings.........................................      8,103        6,349        6,863
  Treasury stock (at cost)..................................       (626)          --           --
                                                                -------      -------      -------
          Total stockholders' equity........................      8,957        7,844        8,817
                                                                -------      -------      -------
          Total liabilities and stockholders' equity........    $16,714      $16,306      $16,009
                                                                =======      =======      =======

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                    FOR THE NINE MONTHS ENDED   FOR THE YEARS ENDED
                                                             MAY 31,                AUGUST 31,
                                                    -------------------------   -------------------
                                                       2001          2000         2000       1999
                                                    -----------   -----------   --------   --------
                                                           (UNAUDITED)
REVENUES:
  Retail fuel.....................................    $32,641       $23,035     $27,550    $26,814
  Wholesale fuel..................................     10,254         5,712       7,323      5,420
  Other...........................................      3,713         2,011       3,018      3,074
                                                      -------       -------     -------    -------
          Total revenues..........................     46,608        30,758      37,891     35,308
                                                      -------       -------     -------    -------
COSTS AND EXPENSES:
  Cost of products sold...........................     28,981        17,656      21,629     16,036
  Operating expenses..............................      7,479         7,046       9,590     10,222
  Depreciation and amortization...................        959         1,035       1,357      1,217
  Selling, general and administrative.............      4,344         2,839       3,790      3,182
                                                      -------       -------     -------    -------
          Total costs and expenses................     41,763        28,576      36,366     30,657
                                                      -------       -------     -------    -------
OPERATING INCOME..................................      4,845         2,182       1,525      4,651
OTHER INCOME (EXPENSE):
  Interest expense................................       (270)         (219)       (319)      (327)
  Interest income.................................        201           170         226        236
  Gain on disposal of assets......................        246           356         266        200
                                                      -------       -------     -------    -------
INCOME BEFORE INCOME TAXES........................      5,022         2,489       1,698      4,760
  Income taxes....................................      1,060           274          32      1,068
                                                      -------       -------     -------    -------
NET INCOME........................................    $ 3,962       $ 2,215     $ 1,666    $ 3,692
                                                      =======       =======     =======    =======

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

          CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                           ADDITIONAL
                                      PREFERRED   COMMON    PAID-IN     RETAINED   TREASURY
                                        STOCK     STOCK     CAPITAL     EARNINGS    STOCK      TOTAL
                                      ---------   ------   ----------   --------   --------   -------
Balance, September 1, 1998..........    $627      $ 492      $ 835      $ 4,721     $  --     $ 6,675
Net income..........................      --         --         --        3,692        --       3,692
Distributions.......................      --         --         --       (1,550)       --      (1,550)
                                        ----      -----      -----      -------     -----     -------
Balance, August 31, 1999............     627        492        835        6,863        --       8,817
Repurchase and cancellation of
  common stock......................      --       (155)      (304)          --        --        (459)
Net income..........................      --         --         --        1,666        --       1,666
Distributions.......................      --         --         --       (2,180)       --      (2,180)
                                        ----      -----      -----      -------     -----     -------
Balance, August 31, 2000............     627        337        531        6,349        --       7,844
Purchase of treasury stock -- cost
  method (unaudited)................      --         --         --           --      (626)       (626)
Repurchase and cancellation of
  common stock (unaudited)..........      --        (15)        --         (720)       --        (735)
Net income (unaudited)..............      --         --         --        3,962        --       3,962
Distributions (unaudited)...........      --         --         --       (1,488)       --      (1,488)
                                        ----      -----      -----      -------     -----     -------
Balance, May 31, 2001 (unaudited)...    $627      $ 322      $ 531      $ 8,103     $(626)    $ 8,957
                                        ====      =====      =====      =======     =====     =======

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    FOR THE NINE MONTHS ENDED   FOR THE YEARS ENDED
                                                             MAY 31,                AUGUST 31,
                                                    -------------------------   -------------------
                                                       2001          2000         2000       1999
                                                    -----------   -----------   --------   --------
                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................    $ 3,962       $ 2,215     $ 1,666    $ 3,692
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization................        959         1,035       1,357      1,217
     Gain on sale of capital assets...............       (246)         (356)       (266)      (200)
     Deferred income taxes........................        (51)         (153)       (156)       (71)
     Change in assets and liabilities:
       Accounts receivable........................       (807)         (899)       (930)       751
       Inventories................................       (423)         (200)       (184)       (90)
       Other current assets.......................        174          (541)        292       (766)
       Intangibles and other assets...............         26           (27)        (27)        13
       Accounts payable...........................        363           738         414        191
       Accrued and other current liabilities......        492          (825)        (58)       649
                                                      -------       -------     -------    -------
          Net cash provided by operating
            activities............................      4,449           987       2,108      5,386
                                                      -------       -------     -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures............................       (691)         (583)       (906)      (825)
  Proceeds from sale of property, plant and
     equipment....................................        301           412         438        383
                                                      -------       -------     -------    -------
          Net cash used in investing activities...       (390)         (171)       (468)      (442)
                                                      -------       -------     -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to shareholders...................     (1,488)       (2,510)     (2,180)    (1,550)
  Change in notes receivable from related
     parties......................................     (1,821)         (501)      1,669     (1,393)
  Change in accounts payable to related parties...     (1,127)          964       1,200     (1,122)
  Payments of long-term debt......................       (380)          (34)       (172)      (266)
  Purchase of treasury stock......................       (626)           --          --         --
  Repurchase and cancellation of common stock.....       (735)           --        (459)        --
                                                      -------       -------     -------    -------
          Net cash provided by (used in) financing
            activities............................     (6,177)       (2,081)         58     (4,331)
                                                      -------       -------     -------    -------
NET INCREASE (DECREASE) IN CASH...................     (2,118)       (1,265)      1,698        613
CASH AT BEGINNING OF PERIOD.......................      3,032         1,334       1,334        721
                                                      -------       -------     -------    -------
CASH AT END OF PERIOD.............................    $   914       $    69     $ 3,032    $ 1,334
                                                      =======       =======     =======    =======
SUPPLEMENTAL DISCLOSURE:
  Interest paid...................................    $   242       $   191     $   280    $   327
  Income taxes paid...............................    $   248       $   350     $   350    $ 1,616

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
                         (DOLLAR AMOUNTS IN THOUSANDS)
                  (UNAUDITED AS TO MAY 31, 2001 AND 2000 DATA)

1. OPERATIONS AND FINANCIAL STATEMENT PRESENTATION

     The consolidated and combined financial statements include the accounts of ProFlame, Inc. (a Nevada corporation, "ProFlame Nevada") and its majority-owned subsidiaries which have been consolidated -- ProFlame, Inc. (an Oklahoma corporation, "ProFlame Oklahoma"), Hesperia Liquid Gas Co. (a Nevada corporation), Coastside Gas Service (a California corporation), ProFlame Gas Company (a California corporation) and San Diego ProFlame (a California corporation). These companies are collectively referred to herein as consolidated ProFlame Nevada.

     Additionally, certain affiliated companies under common control and involved in propane-related operations have been combined with consolidated ProFlame Nevada, including California Western Gas Company (a Delaware corporation), Coast Liquid Gas, Inc. (a California corporation), Growth Properties (a California corporation), L.P.G. Associates (a California subchapter S corporation) and WMJB, Inc. (a California subchapter S corporation). These companies are collectively referred to herein as the combined companies.

     All of the companies referred to above are under common management and are parties to a definitive agreement whereby the businesses of each would be acquired by Heritage Holdings, Inc., the general partner of Heritage Propane Partners, L.P., or its affiliates (collectively referred to herein as Heritage). The terms of the definitive agreement are disclosed in Note 9. Other affiliated companies under common management, which are unrelated to the propane operations and are not parties to the definitive agreement, are not included in the consolidated and combined financial statements. Additionally, certain balances and transactions of the companies included in the consolidated and combined financial statements have been eliminated from the presentation herein as they are not to be acquired by Heritage.

     The companies included in the consolidated and combined financial statements are collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated, except for the equity accounts of the companies being combined as no parent-subsidiary relationship exists.

     The Company sells propane and propane-related products from retail outlets located principally in California and Nevada. The Company is also a wholesale propane supplier in those regions.

     The accompanying unaudited consolidated and combined financial statements as of May 31, 2001, and for the nine months ended May 31, 2001 and 2000, have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, including all adjustments of a normal and recurring nature which are, in the opinion of the Company's management, necessary for the fair presentation of interim results. Not all information and notes required for complete financial statements are included. The results of operations presented are not necessarily indicative of the results for the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL

  Revenue Recognition

     Sales of propane, propane appliances, parts and fittings are recognized at the later of the time of delivery of the product to the customer or the time of sale or installation. Revenue from service labor is recognized upon completion of the service, and tank rent is recognized ratably over the period it is earned.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

  Inventories

     Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using weighted-average cost, while the cost of appliances, parts and fittings is determined by the specific identification method. Inventories consisted of the following:

                                                                        AUGUST 31,
                                                              MAY 31,   -----------
                                                               2001     2000   1999
                                                              -------   ----   ----
Fuel........................................................  $1,200    $790   $508
Appliances, parts and fittings..............................     211     198    296
                                                              ------    ----   ----
                                                              $1,411    $988   $804
                                                              ======    ====   ====

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Components and useful lives of property, plant and equipment were as follows:

                                                                       AUGUST 31,
                                                          MAY 31,   -----------------
                                                           2001      2000      1999
                                                          -------   -------   -------
Land....................................................  $ 2,148   $ 2,207   $ 2,207
Buildings and improvements (10 to 30 years).............    1,171     1,178     1,166
Plant facilities and equipment (5 to 30 years)..........    2,418     2,374     2,309
Tanks and other equipment (5 to 30 years)...............   13,460    12,910    12,606
Transportation equipment (5 to 15 years)................    3,579     3,633     3,553
Furniture and fixtures (5 to 10 years)..................      647       626       618
                                                          -------   -------   -------
                                                           23,423    22,928    22,459
Less -- accumulated depreciation........................   16,249    15,455    14,395
                                                          -------   -------   -------
  Property, plant and equipment, net....................  $ 7,174   $ 7,473   $ 8,064
                                                          =======   =======   =======

  Long-lived Assets

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was required during the period ended May 31, 2001, or the years ended August 31, 2000 and 1999.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

  Accrued and Other Current Liabilities

     Accrued and other current liabilities consisted of the following:

                                                                         AUGUST 31,
                                                             MAY 31,   ---------------
                                                              2001      2000     1999
                                                             -------   ------   ------
Interest payable...........................................  $   67    $   39   $   --
Wages and payroll taxes....................................     462     1,651    1,120
Deferred tank rent.........................................     585       585      575
Customer deposits..........................................     271       254      246
Taxes other than income....................................     124       175      142
Income taxes payable.......................................     889        26      188
Professional services......................................   1,000        --       --
Other......................................................     176       352      869
                                                             ------    ------   ------
          Accrued and other current liabilities............  $3,574    $3,082   $3,140
                                                             ======    ======   ======

  Income Taxes

     The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities are settled.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value

     The carrying amount of accounts receivable and accounts payable approximates their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value at August 31, 2000 of the Company's long-term debt approximates the aggregate carrying amount.

  Recently Issued Accounting Standard

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" and by Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, and for hedging activities, be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     The Company adopted SFAS 133 on September 1, 2000. The adoption had no impact on the Company's financial statements, as it is not currently using derivative instruments. Additional volatility in earnings and comprehensive income may occur as a result of the adoption of SFAS 133 should the Company use derivative instruments in the future.

3. INCOME TAXES

     The provision for income taxes for the period ended May 31, 2001 and 2000, and the years ended August 31, 2000 and 1999, was comprised of the following:

                                                       FOR THE NINE
                                                       MONTHS ENDED     FOR THE YEARS
                                                         MAY 31,       ENDED AUGUST 31,
                                                      --------------   ----------------
                                                       2001    2000     2000     1999
                                                      ------   -----   ------   -------
Income tax provision (benefit):
  Current...........................................  $1,111   $ 427   $ 188    $1,139
  Deferred..........................................     (51)   (153)   (156)      (71)
                                                      ------   -----   -----    ------
          Total.....................................  $1,060   $ 274   $  32    $1,068
                                                      ======   =====   =====    ======

     The income tax effect of temporary differences comprising the current deferred tax asset and long-term deferred tax liability on the accompanying balance sheets are a result of the following:

                                                         MAY 31,   AUGUST 31,   AUGUST 31,
                                                          2001        2000         1999
                                                         -------   ----------   ----------
Current deferred income taxes:
  Vacation accrual.....................................   $  55      $  29        $  29
  Deferred tank revenue................................     189        189          189
  Other................................................      44         72           30
                                                          -----      -----        -----
          Total current deferred tax asset.............   $ 288      $ 290        $ 248
                                                          =====      =====        =====
Long-term deferred income taxes:
  Depreciation.........................................   $(417)     $(457)       $(557)
  Amortization.........................................      28         24           18
  Interest on subordinated notes.......................     108         99           91
                                                          -----      -----        -----
          Total long-term deferred tax liability.......   $(281)     $(334)       $(448)
                                                          =====      =====        =====

     Income taxes differ from amounts computed by applying the federal statutory rates to pre-tax income as follows:

                                                           FOR THE NINE      FOR THE
                                                           MONTHS ENDED    YEARS ENDED
                                                             MAY 31,        AUGUST 31,
                                                           ------------    ------------
                                                           2001    2000    2000    1999
                                                           ----    ----    ----    ----
Federal income taxes at statutory rate...................   35%     35%     35%     35%
S corporation income.....................................  (11)%   (21)%   (30)%   (10)%
State income tax, net....................................   (3)%    (3)%    (3)%    (3)%
                                                           ---     ---     ---     ---
          Provision for income taxes.....................   21%     11%      2%     22%
                                                           ===     ===     ===     ===

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

4. LONG-TERM DEBT

     Long-term debt consisted of the following at May 31, 2001, August 31, 2000 and 1999:

                                                         MAY 31,   AUGUST 31,   AUGUST 31,
                                                          2001        2000         1999
                                                         -------   ----------   ----------
Note payable to a Bank, due May 31, 2006; monthly
  payments of principal and interest (approximately $5)
  with the remaining balance due at maturity; interest
  at Bank's Prime Rate plus 0.5% (9.86% at August 31,
  2000). Secured by personal property of the Company...   $ --        $331        $  393
Note payable to a Corporation, due May 16, 2003;
  monthly payments of principal and interest
  (approximately $8) with the remaining balance due at
  maturity; interest at 7.0%. Secured by certain assets
  of the Company.......................................    198         237           313
6% subordinated notes..................................    374         353           326
Other..................................................     32          63           124
                                                          ----        ----        ------
                                                           604         984         1,156
Less -- current portion of long-term debt..............    461         524           518
                                                          ----        ----        ------
                                                          $143        $460        $  638
                                                          ====        ====        ======

     The 6% subordinated notes have an original face value of $94 and are owned by various note holders unrelated to the Company. The notes were due on December 31, 1977. The Company has increased the carrying value of the notes each year to reflect the accrual of interest on the outstanding notes that will be paid when the notes are retired. The Company has recorded accrued interest of $280, $259 and $232 as of May 31, 2001, August 31, 2000 and August 31, 1999, respectively. The notes are classified as current maturities of long-term debt on the balance sheet as the notes have matured.

     Future maturities of long-term debt at August 31, 2000 were as follows:

2001........................................................  $524
2002........................................................   173
2003........................................................   127
2004........................................................    58
2005........................................................    58
Thereafter..................................................    44
                                                              ----
                                                              $984
                                                              ====

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES

5. COMMITMENTS AND CONTINGENCIES

     Certain property and equipment is leased under non-cancelable leases, which require fixed monthly rental payments and expire at various dates through 2026. Rental expense under these leases totaled approximately $1,266 and $1,119 for the years ending August 31, 2000 and 1999 and $806 and $1,042 for the nine months ending May 31, 2001 and 2000, respectively. Future minimum lease commitments as of August 31, 2000, for such leases were as follows:

2001........................................................  $102
2002........................................................    83
2003........................................................    69
2004........................................................    40
2005........................................................    34
Thereafter..................................................   341
                                                              ----
                                                              $669
                                                              ====

Subsequent to August 31, 2000, the Company purchased vehicles for approximately $1,612, which were previously being leased under month-to-month leases.

     The Company has received from the Environmental Protection Agency (EPA) an information request letter with respect to property owned by the Company concerning the Newmark groundwater contamination Superfund site in San Bernadino, California. The Company has responded timely to the EPA's request for information and the inquiry is in preliminary stages. Management cannot estimate the likelihood of an outcome assigning any responsibility to the Company. However, management does not expect the ultimate outcome of this matter to have a material adverse effect on the Company's results of operations or its financial position.

     The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company. The Company has entered into several purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2002.

6. STOCKHOLDERS' EQUITY

     The following represents the equity summaries of the combined companies as of August 31, 2000:

                                                           ADDITIONAL
                                      PREFERRED   COMMON    PAID-IN     RETAINED   TREASURY
                                        STOCK     STOCK     CAPITAL     EARNINGS    STOCK     TOTAL
                                      ---------   ------   ----------   --------   --------   ------
ProFlame Nevada (consolidated)......    $ --       $ --       $531       $3,435      $--      $3,966
California Western Gas Co...........     627         --         --          950       --       1,577
Coast Liquid Gas, Inc. .............      --         15         --          823       --         838
Growth Properties...................      --        322         --          554       --         876
L.P.G. Associates...................      --         --         --          880       --         880
WMJB, Inc. .........................      --         --         --         (293)      --        (293)
                                        ----       ----       ----       ------      ---      ------
          Total.....................    $627       $337       $531       $6,349      $--      $7,844
                                        ====       ====       ====       ======      ===      ======

     Each share of preferred stock is due dividends payable in arrears at a rate of $1.50 per year. The amount of dividends in arrears at August 31, 2000 related to shareholders outside of the combined group was $371, which is not reflected in the accompanying financial statements. California Western Gas Co.

                 PROFLAME, INC. AND SUBSIDIARIES AND AFFILIATES may redeem the outstanding preferred stock, at any time, by paying the preferred shareholder $26 per share, plus dividends in arrears. The preferred stock shall, with respect to dividend rights and rights upon liquidation, rank prior to any common stock.

7. PROFIT SHARING AND 401(k) SAVINGS PLAN

     The Company sponsors a defined contribution 401(k) savings plan (the "Plan"), which covers all employees subject to service period requirements. Contributions are made to the Plan at the discretion of the Board of Directors. Total expense related to the Plan during the years ended August 31, 2000 and 1999, was approximately $135 and $133, respectively. Total expense related to the Plan during the nine months ended May 31, 2001 and 2000 was $107 and $108, respectively.

8. RELATED PARTY TRANSACTIONS

     The Company enters into various transactions with related parties. These transactions include the borrowing and lending of cash. The payables and receivables derived from the borrowing and lending of cash to various related parties are classified on the balance sheet as notes receivable from related parties and other and accounts payable to related parties. Interest is charged on the balances between related parties at a rate of 5.25%. The Company recognized interest income from related parties of approximately $149, $138, $175 and $174 for the nine months ended May 31, 2001 and 2000 and the years ending August 31, 2000 and 1999, respectively. The Company recognized interest expense from related parties of approximately $182, $138, $192 and $175 for the nine months ended May 31, 2001 and 2000 and for the years ended August 31, 2000 and 1999, respectively.

     The Company has notes payable to related parties. These notes are due on April 15, 2004, with interest payments of 18% due annually and principal due at maturity. The Company incurred interest expense of approximately $28, $28, $38 and $38 for the nine months ended May 31, 2001 and 2000 and for the years ended August 31, 2000 and 1999, respectively.

     In addition, L.P.G. Associates leases certain employees to affiliated companies. L.P.G. Associates charges the affiliated companies an amount equal to the payroll cost of the leased employees plus a mark-up. The margin related to the employee leasing activity is included in other revenue in the consolidated and combined statements of operations. The margin recorded by L.P.G. Associates was approximately $392, $300, $398 and $268 for the nine months ended May 31, 2001 and 2000, and for the years ended August 31, 2000 and 1999, respectively.

     The majority owners of the Company are also officers of the Company. Salaries and bonuses paid to these officers were approximately $2,950, $2,438, $3,250 and $2,650 for the nine months ended May 31, 2001 and 2000, and for the years ended August 31, 2000 and 1999, respectively.

9. SUBSEQUENT EVENTS

     In May 2001, the Company entered into an agreement with an officer (and a shareholder) of the Company, whereby the Company would loan the officer a total of $1,454. The Company loaned the officer $442 in May 2001, which has been recorded in notes receivable from related parties and others in the May 31, 2001, consolidated and combined balance sheet. The Company loaned the remaining $1,011 in June 2001. The officer signed a promissory note with the Company at an interest rate of 7.0 percent. The note is payable on demand.

     In July 2001, the Company signed a definitive agreement whereby the businesses of the Company would be acquired by Heritage.

PROSPECTUS

                                  $150,000,000

                        HERITAGE PROPANE PARTNERS, L.P.

                                  COMMON UNITS

                                DEBT SECURITIES

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

     The common units are traded on the New York Stock Exchange under the symbol "HPG." On September 10, 1999, the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $22.50 per common unit. We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

     You should carefully consider each of the risk factors described under "Risk Factors" beginning on page 3 of this Prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

               The date of this Prospectus is September 13, 1999.

                               TABLE OF CONTENTS

WHO WE ARE..................................................    2
ABOUT THIS PROSPECTUS.......................................    2
RISK FACTORS................................................    3
USE OF PROCEEDS.............................................   12
RATIO OF EARNINGS TO FIXED CHARGES..........................   12
DESCRIPTION OF COMMON UNITS.................................   13
DESCRIPTION OF DEBT SECURITIES..............................   15
TAX CONSIDERATIONS..........................................   25
PLAN OF DISTRIBUTION........................................   40
FORWARD LOOKING STATEMENTS..................................   41
WHERE YOU CAN FIND MORE INFORMATION.........................   42
LEGAL OPINIONS..............................................   42
EXPERTS.....................................................   43

                                   WHO WE ARE

     We are a publicly traded Delaware limited partnership engaged in the sale, distribution and marketing of propane and other related products in the United States. We believe that we are the seventh largest retail marketer of propane in the United States (as measured by retail gallons sold). We currently serve more than 250,000 residential, commercial, industrial and agricultural customers from 149 district locations in 26 states. Our operations extend from coast to coast with concentrations in the western, upper midwestern and southeastern regions of the United States, with expansion into the northeastern United States in the last two years.

     We maintain our principal executive offices at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137, and our telephone number is (918) 492-7272.

     As used in this prospectus, "we," "us," "our" and "Heritage Propane" mean Heritage Propane Partners, L.P. and, unless the context requires otherwise, our subsidiary operating partnership, Heritage Operating, L.P., and our wholly owned subsidiary, Heritage Service Corp. Our subsidiary operating partnership is sometimes referred to in this prospectus as the "Operating Partnership."

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell the common units and debt securities described in this prospectus in one or more offerings. The common units and debt securities are sometimes referred to in this prospectus as the "Securities." This prospectus provides you with a general description of us and the Securities. Each time we sell Securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents we have incorporated by reference under the heading "Where You Can Find More Information."

                                  RISK FACTORS

     Before you invest in the Securities, you should be aware that there are risks in doing so, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

     If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such event, we may be unable to make distributions to our unitholders or pay interest on or the principal of any debt securities, the trading price of our Securities could decline and you may lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

     Since weather conditions may adversely affect demand for propane, our financial condition is vulnerable to warm winters

     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Typically, we sell approximately 66% of our retail propane volume during the peak heating season of October through March. Lower sales volume due to warmer winter weather will adversely affect our results of operations. Furthermore, variations in weather in one or more of the regions where we operate can significantly affect the total volume of propane that we sell and the profits realized on these sales. In fiscal 1998, temperatures were significantly warmer than normal in areas in which we sell propane. Agricultural demand for propane is also affected by weather during the harvest season as poor harvests reduce demand for propane used in crop drying.

     Sudden and sharp propane price increases may adversely affect our operating results

     The amount of gross profit we make selling propane retail depends on the excess of the sales price we receive over our propane supply costs. Propane is a commodity and the price we pay for it can change significantly in response to changes in supply or other market conditions over which we have no control. Since we may not be able to pass on to our customers immediately or in full all increases in our wholesale cost of propane, these increases could reduce our gross profits.

     Market volatility may cause us to sell inventory at less than the price we purchased it, which could adversely affect our operating results

     Because of the potential volatility of propane prices, the market price for propane could fall below the price at which we purchased it, which would adversely affect our profits or render sales from such inventory unprofitable. While we generally attempt to minimize this inventory risk by purchasing propane on a short-term basis, we may on occasion, depending on inventory and price outlooks, purchase and store propane at both our service centers and in our major storage facilities for future resale. We may purchase large volumes of propane during periods of low demand and low prices, which generally occur during the summer months, at the then current market price.

     We are dependent on our principal suppliers which increases the risk of an interruption in supply

     During the first nine months of fiscal 1999, 67% of our propane was purchased from domestic suppliers, and 33% was purchased through M-P Oils, Ltd., one of our wholly owned subsidiaries. M-P Oils, Ltd. holds a 60% interest in a Canadian partnership that supplies our volume requirements in the northern states. Although we believe that alternative sources of propane are readily available, if we were unable to purchase propane from our usual sources, the failure to obtain alternate sources at competitive prices and on a timely basis could have a material adverse effect on our business. Because we purchase propane from foreign sources, our business is subject to risks of disruption in foreign supply.

     Because of the highly competitive nature of the retail propane business, we may not be able to maintain existing customers or acquire new customers, which would have an adverse impact on our operating results and financial condition

     If we are unable to compete effectively in the propane business, we may lose existing customers or fail to acquire new customers, which will have a material adverse effect on our results of operations and financial condition. We compete with a number of large national and regional firms and several thousand small independent firms. Because of the relatively low barriers to entry into the retail propane market, there is potential for small independent propane retailers, as well as other companies who may not be engaged in retail propane distribution, to compete with our retail outlets. As a result, we are always subject to the risk of additional competition in the future. Certain of our competitors have greater financial resources than we do. Should a competitor attempt to increase market share by decreasing prices, our financial condition and results of operations could be materially adversely affected. Generally, warmer-than-normal weather further intensifies competition. We believe that our ability to compete effectively depends on the reliability of our service, our responsiveness to customers and our ability to maintain competitive retail prices.

     Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, natural gas and fuel oil. Competition from alternative energy sources has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

     If we do not make acquisitions on economically acceptable terms, our future financial performance will be limited

     The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Moreover, because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. Therefore, our ability to grow will depend primarily upon our ability to acquire other retail propane distributors and to successfully integrate them into our existing operations and to make cost-saving changes. We cannot guarantee that we will identify attractive acquisition candidates in the future, that we will be able to acquire such businesses on economically acceptable terms or successfully integrate them into our existing operations and make cost-saving changes, that any acquisition will not dilute earnings and distributions to our unitholders or that any additional debt incurred to finance an acquisition will not adversely affect our ability to make distributions to unitholders. We are subject to certain covenants contained in our debt agreements that may restrict our ability to incur debt to finance acquisitions. In addition, to the extent that warm weather or other factors adversely affects our operating and financial results, our access to capital and our acquisition activities may be limited.

     We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance

     Our operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids like propane. As a result, we have been, and are likely to be, a defendant in various legal proceedings arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, we cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available at economical prices.

     Energy efficiency and technological advances may affect the demand for propane and adversely affect our operating results

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has decreased the demand for propane by retail customers. We cannot predict how future conservation measures or technological advances in heating, conservation, energy generation or other devices might affect our operations.

     Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs

     The propane business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We have implemented environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

RISKS INHERENT IN AN INVESTMENT IN HERITAGE PROPANE

     Cash distributions are not guaranteed and may fluctuate with our performance and other external factors

     Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

     - cash flow generated by operations;

     - required principal and interest payments on our debt;

     - the costs of acquisitions;

     - restrictions contained in our debt instruments;

     - issuances of debt and equity securities;

     - fluctuations in working capital;

     - capital expenditures;

     - adjustments in reserves made by the general partner in its discretion;

     - prevailing economic conditions; and

     - financial, business and other factors, a number of which will be beyond our control.

     Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

     The partnership agreement gives the general partner discretion in establishing reserves for the proper conduct of our business. These reserves will also affect the amount of cash available for distribution.

     The distribution priority of holders of common units terminates at the end of the subordination period

     Currently the common units have the right to receive distributions of available cash from our operations in an amount equal to $0.50 per unit before any distributions of such available cash are made on our subordinated units. This priority right is scheduled to end when certain financial tests, which are related to generating cash from operations and distributing at least $0.50 per unit on all common units and subordinated units, are satisfied for each of three consecutive four-quarter periods ending on or after May 31, 2001. If these financial tests are met, the subordinated units will convert into common units and will thereafter share equally with other common units in distributions of available cash. Pursuant to the terms of the partnership agreement, on July 7, 1999, 925,736 subordinated units converted into common units. The conversion of the subordinated units was dependent on meeting these financial tests for the period commencing with our public offering in June 1996. An additional 925,736 subordinated units will convert to common units after May 31, 2000 if these financial tests are met for the three consecutive four-quarter periods ending on such date. We met these financial tests for the four-quarter periods ended May 31, 1997, May 31, 1998 and May 31, 1999 and expect that we will meet the remaining financial test in the four-quarter period ending May 31, 2000. The period during which the common units have a priority right in distributions and in which the right of the subordinated units to distributions is subordinated is referred to as the subordination period.

     We may sell additional limited partner interests, diluting existing interests of unitholders

     Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. During the subordination period, however, which will generally extend at least through May 31, 2001, the number of common units that we may issue is subject to certain limitations. These limitations do not apply to issuances in connection with acquisitions or capital improvements that are accretive, the repayment of certain indebtedness or certain employee benefit plans. When we issue additional equity securities, your proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of common units could decrease. Issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit. Following the end of the subordination period, there are no limits on the total number of common units or other equity securities that we may issue.

     Our debt agreements may limit our ability to make distributions to unitholders and our financial flexibility

     As of May 31, 1999, we had outstanding $167 million in senior secured promissory notes with insurance companies and $22.8 million outstanding under our bank credit facility. Our leverage may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. We may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. Our ability to make principal and interest payments depends on future performance, which performance is subject to many factors, several of which will be outside our control. We have granted liens on substantially all of our personal property (other than vehicles) to secure our existing debt. If an event of default occurs, the lenders can foreclose on the collateral.

     The notes and the bank credit facility contain provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt may become due. If that happens, we cannot guarantee that we would be able to pay the debt. The general partner and its stockholders are not prohibited from entering into a transaction that would trigger these change-in-ownership provisions. The notes and the bank credit facility also contain restrictive covenants that limit our ability to incur additional debt and to engage in certain transactions. This could reduce our ability to capitalize on business opportunities that arise. Any new indebtedness could have similar or greater restrictions.

     Our holding company structure may limit our ability to repay debt securities.

     We are a holding company and have no material operations and only limited assets. Accordingly, our ability to service our debt obligations will be entirely dependent upon the receipt of distributions from the Operating Partnership.

     Our holding company structure results in two principal risks:

     - The Operating Partnership may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay our debt service obligations, including payments on any debt securities we offer under this prospectus; and

     - In any liquidation, reorganization or insolvency proceeding involving Heritage Propane or in any other proceeding involving claims of creditors (other than Heritage Propane) of the Operating Partnership (including trade creditors, secured creditors, taxing authorities and creditors holding guarantees), your claim as a holder of any debt securities we offer under this prospectus will be effectively junior to the claims of holders of any indebtedness of the Operating Partnership.

RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE AND RELATIONSHIPS WITH OUR GENERAL PARTNER

     The general partner is not elected by the unitholders and cannot be removed without its consent

     The general partner manages and operates Heritage Propane. Unlike the holders of common stock in a corporation, common unitholders will have only limited voting rights on matters affecting our business. Common unitholders will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis, and the general partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units (including units owned by the general partner and its affiliates) and the election of a successor general partner by the vote of the holders of not less than a majority of the outstanding common units and the holders of not less than a majority of the outstanding subordinated units, each voting as a separate class. Because the general partner owns all of the subordinated units and more than one-third of all units, the general partner cannot be removed without its consent.

     Persons owning 20% or more of the common units cannot vote

     Any units held by a person that owns 20% or more of any class of units then outstanding cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may:

     - discourage a person or group from attempting to remove the general partner or otherwise changing management; and

     - reduce the price at which the common units will trade under certain circumstances.

     Unitholders may be required to sell their units to the general partner at an undesirable time or price

     If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or Heritage Propane.

     The general partner can protect itself against dilution

     Whenever we issue equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in Heritage Propane. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by the issuance of additional equity securities.

     Unitholders may not have limited liability in certain circumstances and may be liable for the return of certain distributions

     A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were a general partner if:

     - a court or government agency determined that we were conducting business in the state but had not complied with the state's partnership statute; or

     - unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "control" of our business.

     Unitholders may have liability to repay distributions

     Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under certain circumstances, however, unitholders may have to repay Heritage Propane amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes the liabilities of Heritage Propane to exceed the fair value of Heritage Propane's assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

     The partnership agreement modifies the fiduciary duties of the general partner under Delaware law

     Our partnership agreement contains language limiting the liability of the general partner to us and the unitholders. For example, our partnership agreement provides that:

     - The general partner does not breach any duty to us or the unitholders by borrowing funds or approving any borrowing. The general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner or to hasten the conversion of subordinated units into common units;

     - The general partner does not breach any duty to us or the unitholders by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of Available Cash and Operating Surplus contained in our partnership agreement; and

     - The general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

     The modifications of state law standards of fiduciary duty contained in our partnership agreement may significantly limit the ability of unitholders to successfully challenge the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty. These standards include the highest duties of good faith, fairness and loyalty to the limited partners. Such a duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction for which it has a conflict of interest. Under the partnership agreement, the general partner may exercise its broad discretion and authority in the management of Heritage Propane and the conduct of its operations as long as the general partner's actions are in the best interest of Heritage Propane.

POTENTIAL CONFLICTS OF INTEREST RELATED TO THE OPERATION OF HERITAGE PROPANE

     Certain conflicts of interest could arise among the general partner and Heritage Propane. Such conflicts may include, among others, the following situations:

     - we do not have any employees and we rely solely on employees of the general partner and its affiliates;

     - under the partnership agreement, we reimburse the general partner for the costs of managing and operating Heritage Propane;

     - decisions of the general partner concerning the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter may affect the level of cash available to pay quarterly distributions to unitholders;

     - the general partner tries to avoid being personally liable for Heritage Propane's obligations. The general partner is permitted to protect its assets in this manner by the partnership agreement. Under the partnership agreement, the general partner does not breach its fiduciary duty even if Heritage Propane could have obtained more favorable terms without limitations on the general partner's liability;

     - under the partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to Heritage Propane. The general partner may also enter into additional contracts with any of its affiliates on Heritage Propane's behalf. Agreements or contracts between Heritage Propane and the general partner (and its affiliates) are not the result of arms length negotiations;

     - the general partner does not breach the partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to Heritage Propane.

TAX RISKS

     For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see "Tax Considerations."

     Tax treatment is dependent on partnership status

     The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of the general partner and Heritage Propane, Baker & Botts, L.L.P., our tax counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS. One of the representations on which the opinion of our tax counsel is based is that at least 90% of our gross income for each taxable year will be "qualifying income" within the meaning of Section 7704 of the Internal Revenue Code. Whether we will continue to be classified as a partnership in part depends on our ability to meet this qualifying income test in the future.

     If we were classified as an association taxable as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates (currently a 35% federal rate). Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

     We cannot guarantee that the law will not be changed so as to cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. Such changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of such law on us.

     We have not requested an IRS ruling with respect to our classification as a partnership

     We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner.

     A unitholder's tax liability could exceed cash distributions on his units

     A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on his allocable share of our income, even if he receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to his allocable share of our taxable income or even the tax liability to him resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of his common units.

     Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors

     Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

     Only calendar-year taxpayers may become partners

     Only calendar-year taxpayers may purchase common units. Any unitholder who is not a calendar-year taxpayer will not be admitted to Heritage Propane as a partner, will not be entitled to receive distributions or federal income tax allocations from Heritage Propane and may only transfer these interests to a purchaser or other transferee.

     There are limits on the deductibility of losses

     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

     Tax shelter registration could increase risk of potential audit by the IRS

     We are registered with the IRS as a "tax shelter." The IRS has issued us the following tax shelter registration number: 96234000014. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of his personal tax return.

     Tax gain or loss on disposition of common units could be different than expected

     A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized and his tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

     Reporting of partnership tax information is complicated and subject to audits

     We will furnish each unitholder with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

     There is a possibility of loss of tax benefits relating to nonuniformity of common units and nonconforming depreciation conventions

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

     There are state, local and other tax considerations

     In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which he resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

     Unitholders may have negative tax consequences if we default on our debt or sell assets

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of the Partnership and for Heritage Holdings, Inc. (Predecessor) for the periods indicated.

                                  NINE MONTHS
                                     ENDED      YEAR ENDED    TWO MONTHS    TEN MONTHS      YEAR ENDED
                                    MAY 31,     AUGUST 31,      ENDED          ENDED        AUGUST 31,
                                  -----------   -----------   AUGUST 31,     JUNE 30,      -------------
                                  1999   1998   1998   1997    1996(1)         1996        1995    1994
                                  ----   ----   ----   ----   ----------   -------------   -----   -----
                                                                           (PREDECESSOR)   (PREDECESSOR)
Ratio of earnings to fixed
  charges.......................  2.3x   2.3x   1.5x   1.4x       --            1.4x        1.0x    1.1x

---------------

(1) For the two months ended August 31, 1996, earnings were inadequate to cover fixed charges by $1.8 million.

These computations include Heritage Propane and the Operating Partnership on a consolidated basis for the periods indicated and Heritage Holdings, Inc. (Predecessor) and subsidiaries on a consolidated basis for the periods indicated. For these ratios, "earnings" is the amount resulting from adding the following items:

     - pre-tax income from continuing operations, before equity in earnings of affiliates;

     - distributed income of equity investees; and

     - fixed charges.

     The term "fixed charges" means the sum of the following:

     - interest expensed;

     - amortized debt issuance costs; and

     - estimated interest element of rentals.

Earnings from continuing operations for the periods presented were reduced by certain non-cash expenses, consisting principally of depreciation and amortization and a non-cash employee stock ownership plan charge. Such non-cash charges, excluding amortized debt issuance costs, totaled $8.6 million for the year ended August 31, 1994, $8.7 million for the year ended August 31, 1995, $7.2 million for the ten months ended June 30, 1996, $1.7 million for the two months ended August 31, 1996, $10.8 million for the year ended August 31, 1997, $13.4 million for the year ended August 31, 1998, and $9.8 million and $10.7 million for the nine months ended May 31, 1998 and 1999, respectively.

                          DESCRIPTION OF COMMON UNITS

NUMBER OF UNITS

     As of September 13, 1999, we had 5,825,674 common units outstanding, representing an approximate 66% limited partner interest in Heritage Propane, and 2,777,207 subordinated units outstanding, representing an approximate 32% limited partner interest in Heritage Propane. Heritage Holdings, Inc., our general partner, owns all of the subordinated units and 1,116,243 of the common units as well as the 2% general partner interest. The common units and the subordinated units represent limited partner interests in Heritage Propane, which entitle the holders thereof to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement. A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement is included in our reports filed with the SEC.

     Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by the general partner in its sole discretion, except that, during the subordination period, we may not issue equity securities senior to the common units or an aggregate of more than 2,012,500 common units or other units having rights to distributions or in liquidation ranking on a parity with the common units without the prior approval of at least a majority of the outstanding common units voting as a class and at least a majority of the outstanding subordinated units voting as a class; provided that, we may issue an unlimited number of additional common units or parity securities prior to the end of the subordination period and without unitholder approval in connection with certain accretive acquisitions or the repayment of up to $30 million of certain indebtedness.

COMMON UNITS

     Listing

     Our outstanding common units are listed on the NYSE under the symbol "HPG." Any additional common units we issue will also be listed on the NYSE.

     Voting

     Each record holder of a unit has a vote according to his percentage interest in Heritage Propane; provided that, if at any time any person or group (other than our general partner and its affiliates) owns beneficially 20% or more of all common units, any common units owned by that person or group shall not be voted on any matter and shall not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. Except as otherwise provided by law or our partnership agreement, the holders of common units and subordinated units vote as one class.

     Distributions

     Our partnership agreement requires us to distribute all of our "Available Cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter. "Available Cash" generally means, with respect to any fiscal quarter of Heritage Propane, all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

     Currently, the common units have the right to receive distributions of Available Cash from our operations in an amount equal to $0.50 per unit before any distributions of such Available Cash are made on the subordinated units. This subordination period is scheduled to end when certain financial tests, which are related to generating cash from operations and distributing at least $0.50 per unit on all common units and subordinated units, are satisfied for each of three consecutive four-quarter periods ending on or after May 31, 2001. If these financial tests are met, the subordinated units will convert into common units and will thereafter share equally with other common units in distributions of Available Cash. Pursuant to the terms of the partnership agreement, on July 7, 1999, 925,736 subordinated units converted into common units. The conversion of the subordinated units was dependent on meeting these financial tests for the period commencing with our public offering in June 1996. An additional 925,736 subordinated units will convert to common units after May 31, 2000 if these financial tests are met for the three consecutive four-quarter periods ending on such date. We met these financial tests for the four-quarter periods ended May 31, 1997, May 31, 1998 and May 31, 1999 and expect that we will meet the remaining financial tests in the four-quarter period ending May 31, 2000; however, there can be no assurance that we will meet the remaining financial tests in the three consecutive four-quarter periods ending May 31, 2000 or in any subsequent three consecutive four-quarter periods.

     During the subordination period we distribute Available Cash from our operations as follows:

     - first, 98% to the holders of common units, pro rata, and 2% to the general partner, until the holders of common units have received $0.50 per common unit for such quarter and any prior quarter in which they failed to receive $0.50 per common unit;

     - second, 98% to the holders of subordinated units, pro rata, and 2% to the general partner, until the holders of subordinated units have received $0.50 per subordinated unit for such quarter;

     - third, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received $0.55 per unit for such quarter;

     - fourth, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received $0.635 per unit for such quarter;

     - fifth, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received $0.825 per unit for such quarter; and

     - sixth, thereafter 50% to all unitholders, pro rata, and 50% to the general partner.

     Following the end of the subordination period, Available Cash from our operations will be distributed as follows:

     - first, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received $0.50 per unit for such quarter;

     - second, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received $0.55 per unit for such quarter;

     - third, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received $0.635 per unit for such quarter;

     - fourth, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received $0.825 per unit for such quarter; and

     - fifth, thereafter 50% to all unitholders, pro rata, and 50% to the general partner.

     Our quarterly distribution of Available Cash is currently $.5625 per unit per quarter.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common units is American Stock Transfer & Trust Company. You may contact them at the following address:

     American Stock Transfer & Trust Company
     40 Wall Street, 46th Floor
     New York, New York 10005-2301

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The debt securities will be:

     - our direct secured or unsecured general obligations; and

     - either senior debt securities or subordinated debt securities.

     Senior debt securities will be issued under a Senior Indenture and subordinated debt securities will be issued under a Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are each referred to as an "Indenture" and collectively referred to as the "Indentures." We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended (the "TIA") (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, the "Trustee"). The Trustee for each series of debt securities will be identified in the applicable Prospectus Supplement. Any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the Trustee, or as described below under "Where You Can Find More Information." The Indentures will be subject to, and governed by, the TIA. We will execute an Indenture and supplemental indenture if and when we issue any debt securities.

     We summarized the material provisions of the Indentures in the following order:

     - those provisions that apply only to the Senior Indenture;

     - those provisions that apply only to the Subordinated Indenture; and

     - those provisions that apply to both Indentures.

     We have not restated the Indentures in their entirety in this prospectus. You should read the Indentures, because they, and not this description, control your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the Indentures.

     In this section, references to Heritage Propane relate only to Heritage Propane Partners, L.P., the issuer of the debt securities, and not to our Subsidiaries. In the Indentures, the term "Subsidiary" means, with respect to any person:

     - any partnership of which more than 50% of the partners' equity interests (considering all partners' equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof, or

     - any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof.

     At present, our only Subsidiaries are the Operating Partnership and Heritage Service Corp.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to such debt securities. These terms will include some or all of the following:

     - whether the debt securities are senior or subordinated debt securities;

     - the title of the debt securities;

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

     - the total principal amount of the debt securities;

     - the assets, if any, that are pledged as security for the payment of the debt securities;

     - whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

     - the prices at which we will issue the debt securities;

     - the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

     - the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

     - any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

     - the dates on which the principal of the debt securities will be payable;

     - the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

     - any conversion or exchange provisions;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - any changes to or additional Events of Default or covenants; and

     - any other terms of the debt securities.

PROVISIONS ONLY IN THE SENIOR INDENTURE

     Summary

     The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The Senior Indenture will contain provisions that:

     - limit our ability to put liens on our principal assets; and

     - limit our ability to sell and lease back our principal assets.

     The Subordinated Indenture will not contain any similar provisions. We have described below these provisions and some of the defined terms used in them.

     Limitations on Liens

     The Senior Indenture will provide that Heritage Propane will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any debt of Heritage Propane or any other person (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

     There is excluded from this restriction:

          1. Permitted Liens (as defined below);

          2. with respect to any series, any lien upon any property or assets of Heritage Propane or any Subsidiary in existence on the date the senior debt securities of such series are first issued or provided for pursuant to agreements existing on such date;

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

          3. any lien upon any property or assets created at the time of acquisition of such property or assets by Heritage Propane or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

          4. any lien upon any property or assets existing thereon at the time of the acquisition thereof by Heritage Propane or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

          5. any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

          6. any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

          7. liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which Heritage Propane or the applicable Subsidiary has not exhausted its appellate rights;

          8. any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a lien upon such property or assets permitted by clauses (1) through (7) above; or

          9. any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (8) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of Heritage Propane and its subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding replacement; or

          10. any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of Heritage Propane or any Subsidiary.

     Notwithstanding the foregoing, under the Senior Indenture, Heritage Propane may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any property or assets to secure debt of Heritage Propane or any person (other than the senior debt securities) that is not excepted by clauses
(1) through (10), inclusive, above without securing the senior debt securities issued under the Senior Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

     "Permitted Liens" means:

     (1) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of Heritage Propane or any of its Subsidiaries or

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

         impair the use of such property in the operation of the business of Heritage Propane or any of its Subsidiaries;

     (2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', vendors', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

     (3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

     (4) liens of taxes and assessments which are (A) for the then current year,
         (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by Heritage Propane or any Subsidiary in good faith;

     (5) liens of, or to secure performance of, leases, other than capital leases;

     (6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

     (7) any lien upon property or assets acquired or sold by Heritage Propane or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

     (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

     (9) any lien in favor of Heritage Propane or any Subsidiary;

     (10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by Heritage Propane or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

     (11) any lien securing industrial development, pollution control or similar revenue bonds;

     (12) any lien securing debt of Heritage Propane or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by Heritage Propane or any Subsidiary in connection therewith;

     (13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

     (14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

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

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

     (1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of debt), and

     (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a pro forma basis would be set forth, on the consolidated balance sheet of Heritage Propane and its consolidated subsidiaries for Heritage Propane's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     Restriction on Sale-Leasebacks

     The Senior Indenture will provide that Heritage Propane will not, and will not permit any Subsidiary to, engage in the sale or transfer by Heritage Propane or any Subsidiary of any property or assets to a person (other than Heritage Propane or a Subsidiary) and the taking back by Heritage Propane or any Subsidiary, as the case may be, of a lease of such property or assets (a "Sale-Leaseback Transaction"), unless:

     (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such property or assets, whichever is later;

     (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than the lesser of (A) three years and (B) 60% of the useful remaining life of such property;

     (3) Heritage Propane or such Subsidiary would be entitled to incur debt secured by a lien on the property or assets subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

     (4) Heritage Propane or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of Heritage Propane or any Subsidiary that is not subordinated to the senior debt securities, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business of Heritage Propane or its Subsidiaries.

     "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, repairs, maintenance, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

     Notwithstanding the foregoing, under the Senior Indenture Heritage Propane may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback together with the aggregate principal amount of outstanding debt (other than the senior debt securities)
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

secured by liens upon property and assets not excepted by clauses (1) through
(10), inclusive, of the second paragraph of the limitation on liens covenant described above, do not exceed 10% of Consolidated Net Tangible Assets.

PROVISIONS ONLY IN THE SUBORDINATED INDENTURE

     Subordinated Debt Securities Subordinated to Senior Debt

     The subordinated debt securities will rank junior in right of payment to all of our Senior Debt. "Senior Debt" is defined to include all notes or other evidences of indebtedness, including guarantees of Heritage Propane for money borrowed by Heritage Propane, not expressed to be subordinate or junior in right of payment to any other indebtedness of Heritage Propane.

     Payment Blockages

     The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

     - we or our property are involved in any voluntary or involuntary liquidation or bankruptcy;

     - we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

     - we have a nonpayment default on any Senior Debt that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time.

     No Limitation on Amount of Senior Debt

     The Subordinated Indenture will not limit the amount of Senior Debt that we incur.

CONSOLIDATION, MERGER OR ASSET SALE

     Each Indenture will, in general, allow us to consolidate or merge with another domestic entity. They will also allow us to sell, lease or transfer all or substantially all of our property and assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures.

     However, we will only consolidate or merge with or into an entity or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which will include the following requirements:

     - the remaining or acquiring entity is organized under the laws of the United States, any state or the District of Columbia;

     - the remaining or acquiring entity assumes Heritage Propane's obligations under the Indentures; and

     - immediately after giving effect to the transaction no Default or Event of Default (as defined below) exists.

     The remaining or acquiring entity will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under the Indentures and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

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

MODIFICATION OF INDENTURES

     We may modify or amend each Indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture affected by the modification or amendment consent to it. Without the consent of each outstanding debt security affected, however, no modification may:

     - change the stated maturity of the principal of or any installment of principal of or interest on any debt security

     - reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security

     - change the redemption date for any debt security

     - change our obligation, if any, to pay additional amounts

     - reduce the principal amount of an original discount debt security payable upon acceleration of maturity

     - change the coin or currency in which any debt security or any premium or interest on any debt security is payable

     - change the redemption right of any holder

     - impair the right to institute suit for the enforcement of any payment on any debt security

     - reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the Indenture, to waive compliance with certain provisions of the Indenture or to waive certain defaults

     - reduce quorum or voting requirements

     - change our obligation to maintain an office or agency in the places and for the purposes required by the Indenture

     - modify any of the above provisions

     We may modify or amend the Indenture without the consent of any holders of the debt securities in certain circumstances, including:

     - to provide for the assumption of our obligations under the Indenture and the debt securities by a successor upon any merger, consolidation or asset transfer

     - to add covenants and events of default or to surrender any rights we have under the Indenture

     - to make any change that does not adversely affect any outstanding debt securities of a series in any material respect

     - to secure the senior debt securities as described above under "Provisions Only in the Senior Indenture -- Limitations on Liens'

     - to provide for successor trustees

     - to cure any ambiguity, omission, defect or inconsistency

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults under the Indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

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

EVENTS OF DEFAULT AND REMEDIES

     "Event of Default" when used in an Indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to pay interest on any debt security for 30 days;

     - failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

     - certain events of bankruptcy, insolvency or reorganization of Heritage Propane; or

     - any other Event of Default included in any Indenture or supplemental indenture.

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

     An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

     If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

     Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

NO LIMIT ON AMOUNT OF DEBT SECURITIES

     Neither of the Indentures will limit the amount of debt securities that we may issue. Each Indenture allows us to issue debt securities up to the principal amount that we authorize.

REGISTRATION OF NOTES

     We may issue debt securities of a series in registered, bearer, coupon or form.

MINIMUM DENOMINATIONS

     Unless the prospectus supplement for each issuance of debt securities states otherwise the securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of debt securities being offered, the general partner and its directors, officers, employees and stockholders will not have any liability for our obligations under the Indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

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

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the Indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     We will appoint the trustee under each Indenture as security registrar for the debt securities issued under that Indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

     In the case of any redemption in part, we will not be required:

     - to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or

     - to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

DISCHARGING OUR OBLIGATIONS

     We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

     We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders of debt securities having to recognize taxable income or loss or subject then to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

BOOK ENTRY, DELIVERY AND FORM

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.
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

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred, except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

     Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Notes represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

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

THE TRUSTEE

     Resignation or Removal of Trustee

     Under provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

     The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

     Limitations on Trustee if it is a Creditor of Heritage Propane

     Each Indenture will contain certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of Heritage Propane, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

     Annual Trustee Report to Holders of Debt Securities

     The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

     Certificates and Opinions to be Furnished to Trustee

     Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

                               TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to prospective unitholders and, to the extent set forth below under "-- Legal Opinions and Advice," expresses the opinion of Baker & Botts, L.L.P., special counsel to Heritage Propane, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions as of September 13, 1999, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" are references to Heritage Propane and the Operating Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel is of the opinion that, as of September 13, 1999 and based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) Heritage Propane and the Operating Partnership will each be treated as a partnership, and (ii) owners of common units, with certain exceptions, as described in "-- Limited Partner Status" below, will be treated as partners of Heritage Propane, but not the Operating Partnership. In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of counsel as of September 13, 1999. All references to "us," "we" or "our" are to Heritage Propane and not Baker & Botts, L.L.P.

     We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under
Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, no assurance can be given that our treatment, or an investment in Heritage Propane, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

     For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

     (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "-- Tax Treatment of Unitholders -- Treatment of Short Sales");

     (2) whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in his common units (see "-- Disposition of Common Units -- Recognition of Gain or Loss");

     (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

     (4) whether our method for depreciating Section 743 adjustments is sustainable (see "-- Tax Treatment of Operations -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in his partnership interest.

     We have not requested, and do not expect to request any ruling from the IRS as to the status of Heritage Propane or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and representations described below, Heritage Propane and the Operating Partnership will each be classified as a partnership for federal income tax purposes. In rendering its opinion, counsel has relied on certain factual representations made by Heritage Propane and the general partner. Such factual matters are as follows:

     (a) Neither Heritage Propane nor the Operating Partnership has elected or will elect to be treated as an association or corporation;

     (b) Heritage Propane and the Operating Partnership have been and will be operated in accordance with:

        (1) all applicable partnership statutes;

        (2) the partnership agreement or operating partnership agreement (whichever is applicable); and

        (3) the description of the applicable agreement in this Prospectus;

     and

     (c) For each taxable year, more than 90% of our gross income will be derived from:

        (1) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof; or

        (2) other items as to which counsel has or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Based upon the representations of Heritage Propane and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

     If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Heritage Propane, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If Heritage Propane or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Heritage Propane or the Operating Partnership at corporate rates. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Heritage Propane's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Heritage Propane or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

TAX TREATMENT OF UNITHOLDERS

     Limited Partner Status

     Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is of the opinion that assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, it is not clear whether such assignees will be treated as partners of Heritage Propane for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See "-- Tax Treatment of Unitholders -- Treatment of Short Sales."

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

     Flow-through of Taxable Income

     We will not pay any federal income tax. Instead, each unitholder must report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. Each unitholder must include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

     Treatment of Partnership Distributions

     Distributions by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Tax Treatment of Unitholders -- Limitations on Deductibility of Partnership Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets". To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's

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

realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

     Basis of Common Units

     A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. See "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Limitations on Deductibility of Partnership Losses

     The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future income generated by us and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

    Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     (1) interest on indebtedness properly allocable to property held for investment;

     (2) our interest expense attributed to portfolio income; and

     (3) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

     Allocation of Partnership Income, Gain, Loss and Deduction

     In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income is allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction are generally allocated first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.

     As required by Section 704(c) of the Internal Revenue Code and as permitted by its Regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the issues described in "Tax Treatment of Operations -- Section 754 Election" and "Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

TAX TREATMENT OF OPERATIONS

     Accounting Method and Taxable Year

     We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year.

     Initial Tax Basis, Depreciation and Amortization

     We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Our assets initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the general partner immediately prior to our formation. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See "-- Tax Treatment of Unitholders -- Allocation of Partnership Income, Gain, Loss and Deduction."

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See "-- Tax Treatment of Unitholders -- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Costs incurred in our organization are being amortized over a period of 60 months. The costs incurred in promoting the issuance of common units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, underwriting discounts and commissions are treated as a syndication cost.

     Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") pursuant to Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in such assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

     Proposed Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate a portion of the Section 743(b) adjustment attributable to recovery property over the remaining cost recovery period for the Section 704(c) built-in gain. Nevertheless, the proposed regulations under Section 197 indicate that the Section 743(b) adjustment attributable to an amortizable
Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although the proposed regulations under Section 743 will likely eliminate many of the inconsistencies if finalized in their current form, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the common basis in such properties. Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain Treasury Regulations. See "-- Uniformity of Common Units."

     Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under
Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Proposed Treasury Regulation Section 1.197-2(g)(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See "-- Uniformity of Common Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the Internal Revenue Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Goodwill, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

     A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

     Valuation of Partnership Property and Basis of Properties

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

     Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     Treatment of Short Sales

     A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "-- Disposition of Common Units -- Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss

     A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

     Prior distributions from us in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

     Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment, described under "-- Tax Treatment of Operations -- Section 754 Election," attributable to an amortizable Section 197 intangible after a sale of common units, a unitholder could realize additional gain from the sale of common units than had such convention been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention because of the lack of specific regulatory authority for its use.

     Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

     Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into,

     (1) a short sale;

     (2) an offsetting notional principal contract; or

     (3) a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

     Allocations Between Transferors and Transferees

     In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

     Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     We will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of Heritage Propane will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

UNIFORMITY OF COMMON UNITS

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3).

Any non-uniformity could have a negative impact on the value of the common units. See "-- Tax Treatment of Operations -- Section 754 Election."

     Although counsel is unable to opine on the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Proposed Treasury Regulation Section 1.197-2(g)(3). See
"-- Tax Treatment of Operations -- Section 754 Election." To the extent such
Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See "-- Disposition of Common Units -- Recognition of Gain or Loss."

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold taxes (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

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

     Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

     Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

     The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

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

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss; (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

     Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

     Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, the general partner, as our principal organizer, has registered us as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96234000014.

     ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee.
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

The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

     Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 26 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "-- Tax Treatment of Unitholders -- Entity-Level Collections." Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

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

     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES OF HIS INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS U.S. FEDERAL, TAX RETURNS THAT MAY BE REQUIRED OF SUCH UNITHOLDER. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

                              PLAN OF DISTRIBUTION

     We may sell the Securities covered by this prospectus, directly, through agents, or to or through underwriters or dealers (possibly including our affiliates). Read the prospectus supplement to find the terms of the Securities offering, including:

     - the names of any underwriters, dealers or agents;

     - the offering price;

     - underwriting discounts;

     - sales agents' commissions;

     - other forms of underwriter or agent compensation;

     - discounts, concessions or commissions that underwriters may pass on to other dealers;

     - any exchange on which the Securities are listed.

     If we use underwriters or dealers in the sale, they will acquire the Securities for their own account and they may resell these Securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     During and after an offering through underwriters, the underwriters may purchase and sell the Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     We may sell the Securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the Securities and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     Any brokers or dealers that participate in the distribution of the Securities may be "underwriters" within the meaning of the Securities Act for such sales. Profits, commissions, discounts or concessions received by any such broker or dealer may be underwriting discounts and commissions under the Securities Act.

     We may, through agreements, indemnify underwriters, dealers or agents who participate in the distribution of the Securities against certain liabilities including liabilities under the Securities Act. We may also provide funds for payments such underwriters, dealers or agents may be required to make. Underwriters, dealers and agents, and their affiliates may conduct business with us and our affiliates in the ordinary course of their businesses.

                           FORWARD LOOKING STATEMENTS

     Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     - the effect of weather conditions on demand for propane;

     - price and availability of propane supplies;

     - the availability of capacity to transport propane to market areas;

     - competition from other energy sources and within the propane industry;

     - operating risks incidental to transporting, sorting, and distributing propane;

     - changes in interest rates;

     - governmental legislation and regulations;

     - energy efficiency and technology trends;

     - our ability to acquire other retail propane distributors and successfully integrate them into our existing operations and make cost saving changes;

     - our ability to obtain new customers and retain existing customers;

     - the condition of the capital markets in the United States; and

     - the political and economic stability of the oil producing nations of the world.

     When considering forward-looking statements, you should keep in mind the risk factors described in "Risk Factors" above. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward looking statements to reflect future events or developments.

     You should consider the above information when reading any forward looking statements in:

     - this prospectus;

     - documents incorporated in this prospectus by reference;

     - reports filed with the SEC;

     - press releases; or

     - oral statements made by us or any of our officers or other persons acting on our behalf.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We also provide information to the NYSE because the common units are traded on the NYSE. You may obtain reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - our annual report on Form 10-K for the year ended August 31, 1998;

     - our quarterly reports on Form 10-Q for the quarters ended November 30, 1998, February 28, 1999 and May 31, 1999;

     - the description of the common units in our registration statement on Form 8-A (File No. 1-11727) filed pursuant to the Securities Exchange Act of 1934 on May 14, 1996 and any amendments or reports filed to update the description; and

     - all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

     If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Heritage Propane Partners, L.P.
     8801 S. Yale Avenue, Suite 310
     Tulsa, Oklahoma 74137
     Attention: H. Michael Krimbill
     Telephone: (918) 492-7272

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Certain legal matters relating to the Securities being offered will be passed upon for us by Baker & Botts, L.L.P., Houston, Texas. If certain legal matters in connection with an offering of Securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements of Heritage Propane Partners, L.P. incorporated by reference and the consolidated balance sheet of Heritage Holdings, Inc. included as an exhibit to this registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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                             2,500,000 COMMON UNITS

                        HERITAGE PROPANE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                     [HERITAGE PROPANE PARTNERS, L.P. LOGO]
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 JULY 26, 2001
                (INCLUDING PROSPECTUS DATED SEPTEMBER 13, 1999)

                                  ------------

                              SALOMON SMITH BARNEY

                           A.G. EDWARDS & SONS, INC.
                             DAIN RAUSCHER WESSELS
                          FIRST UNION SECURITIES, INC.
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